AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 1998
                           REGISTRATION NO. 333-41499

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 ---------------
                            FASHION MAG APPAREL, INC.
                 (Name of Small Business Issuer in Its Charter)


       DELAWARE                     2339                   95-4654808
    (State or Other            (Primary Standard         (I.R.S. Employer
    Jurisdiction of               Industrial              Identification
   Incorporation or           Classification Code            Number)
     Organization)                  Number)

                                 ---------------
                              3745 OVERLAND AVENUE
                          LOS ANGELES, CALIFORNIA 90034
                                 (310) 836-8200
         (Address and Telephone Number of principal executive offices)
                                 ---------------
                                LAWRENCE A. DEAR
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                           AND CHIEF FINANCIAL OFFICER
                            FASHION MAG APPAREL, INC.
                              3745 OVERLAND AVENUE
                          LOS ANGELES, CALIFORNIA 90034
                                 (310) 836-8200
            (Name, address and telephone number of agent for service)
                                 ---------------
                                   COPIES TO:
  RICHARD S. FORMAN                           MORRIS YAMNER
  GLENN D. SMITH                              Sills, Cummis, Zuckerman, Radin,
  Stroock & Stroock & Lavan LLP               Tischman, Epstein & Gross
  2029 Century Park East, Suite 1800          One Riverfront Plaza
  Los Angeles, California 90067               Newark, New Jersey  07102
  (310) 556-5800                              (201) 643-7000
                                                  ---------------
APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.
                                 ---------------

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE
REGISTRATION STATEMENT FOR THE SAME OFFERING. /   / _____________

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT
FOR THE SAME OFFERING. /   / _____________

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434,
PLEASE CHECK THE FOLLOWING BOX. /   /
                     ---------------------------------------



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.


A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, Dated March 9, 1998

PROSPECTUS
[LOGO]
                            FASHION MAG APPAREL, INC.
                        1,000,000 SHARES OF COMMON STOCK
                                ($0.01 PAR VALUE)



     Fashion Mag Apparel, Inc., a Delaware corporation (the "Company"), is offering (the "Offering") for sale 1,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"). Prior to the Offering, there has been no public market for the Common Stock and no assurances can be given that a public market will develop following the completion of the Offering or, if developed, that it will be sustained. Application has been made for the Common Stock to be included in The Nasdaq SmallCap Market (the "SmallCap Market") under the symbol "FMAI." The initial public offering price (the "Offering Price") has been negotiated by the Company and Strasbourger Pearson Tulcin Wolff Incorporated, as underwriter (the "Underwriter"), and is not related to asset value, net worth or any other established criteria of value. See "Risk Factors" and "Underwriting" for a discussion of the factors considered in determining the Offering Price. It currently is anticipated that the Offering Price will be $5.00 per share.


AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION OF THE BOOK VALUE OF THE COMMON STOCK FROM THE INITIAL PUBLIC OFFERING PRICE. ACCORDINGLY, THE SECURITIES OFFERED HEREBY SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD A LOSS OF HIS ENTIRE INVESTMENT. SEE "RISK FACTORS" COMMENCING ON PAGE 7 OF THIS PROSPECTUS AND "DILUTION."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================
                 Price to          Underwriting              Proceeds
                  Public          Discounts and           to Company(2)
                                  Commissions(1)
------------------------------------------------------------------------
Per Share....... $                 $                    $
------------------------------------------------------------------------
Total(3)........ $                 $                    $
========================================================================

(1) Does not reflect additional compensation to the Underwriter, including (a) a non-accountable expense allowance of $________; and (b) Underwriter's Warrants entitling the Underwriter to purchase up to 100,000 shares of Common Stock at a price per share of $___ per share for a period of up to four years commencing one year from the effective date of the Registration Statement of which this Prospectus forms a part (the "Underwriter's Warrants").
         In addition, the Company and the Underwriter have agreed to indemnify each other against certain civil liabilities.
         See "Underwriting."
(2) Before deducting estimated expenses of the Offering payable by the Company of approximately $______________.

(3) The Company has granted the Underwriter a 30-day option to purchase up to an additional 150,000 shares of Common Stock to cover over-allotments, if any. If the option is exercised in full, the Total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be increased to $____________, $__________ and $___________, respectively.


     The shares of Common Stock are offered by the Underwriter on a "firm commitment" basis, when, as, and if delivered to and accepted by the Underwriter, and subject to approval of certain legal matters by counsel for the Underwriter. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders either in whole or in part. It is expected that delivery of the certificates evidencing the shares of Common Stock offered hereby will be made in New York, New York, on or about __________, 1998.

                       ----------------------------------

                 STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
                THE DATE OF THIS PROSPECTUS IS ___________, 1998

        [PHOTO OF MODEL LISA STROTHARD WEARING WHITE PANTS AND NAVY BLUE
                         TOP, SHOT ON WHITE BACKGROUND]



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITER AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


The Company currently is not a "reporting company" subject to the information and reporting requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").


ELLE REGISTERED TRADEMARK is a registered trademark of Hachette Filipacchi Presse ("ELLE").

                               PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" REFER TO FASHION MAG APPAREL, INC., AND ITS PREDECESSORS AND SUBSIDIARY. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION AND CAUTIONARY STATEMENTS SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS BEFORE INVESTING IN THE SECURITIES BEING OFFERED HEREBY. THE INFORMATION IN THIS PROSPECTUS, UNLESS OTHERWISE INDICATED, (I) ASSUMES THAT THE INITIAL OFFERING PRICE PER SHARE OF COMMON STOCK WILL BE $5.00,
(II) GIVES EFFECT TO A 1,500 FOR ONE STOCK SPLIT TO BE CONSUMMATED IN CONNECTION WITH THE COMPANY'S REINCORPORATION IN DELAWARE, AND (III) DOES NOT GIVE EFFECT TO THE EXERCISE OF THE UNDERWRITER'S OVERALLOTMENT OPTION.


                                   THE COMPANY


         The Company designs, sources, markets and distributes women's activewear and, to a lesser extent, swimwear in the United States and Canada under an exclusive license using the ELLE trademark ("ELLE Products") and, to a lesser extent, under private labeling arrangements. The Company conducts substantially all of its business through its wholly owned subsidiary, T.K. MAB, Inc. The Company also has produced licensed and private labeled swimwear and other apparel using the Hard Rock Cafe, Harley-Davidson, Everlast and B.U.M. Equipment trademarks. The Company believes its ELLE Products are uniquely positioned between high-end designer labels and mid-range labels. Industry sources indicate that an identifiable label is an essential element of popular activewear. The Company believes the ELLE Products have earned a reputation as a stylish and high quality, yet affordable brand.


     Activewear is a popular and rapidly growing segment of the apparel industry. The popularity of activewear is largely attributed to more active, casual lifestyles. Activewear combines casualwear and exercisewear that is designed for more informal settings, including casual social gathering, shopping and leisure time activities. ELLE Products are designed to be both sporty and elegant, offering a sophisticated and chic appearance. The Company's line of activewear consists of highly comfortable fashion-forward cotton knit shorts and tops, long and short tunics, coverups, leggings and fleece tops and bottoms. The Company's swimwear product line includes bathing suits, cover-ups, robes and tote bags that are designed to be fashionable and flattering. In the women's swimwear market, consumer's buying decisions tend to be based primarily on styling and appearance.

         The Company's strategy is to expand the Company's operations and to become a leading brand name supplier of women's activewear and swimwear. Key elements of this strategy include (i) expanding products, styles and price ranges; (ii) implementing an advertising and marketing program; and (iii) expanding the distribution system for the Company's products through relationships with a broad network of retailers in the United States, Canada and (subject to expanding the territories in which the ELLE Products and future products are permitted to be sold) elsewhere.


     Although historically directing its advertising efforts to retailers, the Company recently commenced a consumer advertising program, including national magazine advertisements. The Company intends to use a portion of the net proceeds of the Offering to support and expand its advertising and marketing programs. The Company is working closely with ELLE to develop focused marketing programs directed to ELLE's subscribers. The Company has also established an online promotional website on the WorldWide Web at www.elleactive.com to promote its products. The Company intends to expand its current website to allow customers to purchase directly from the Company a complete selection of ELLE Products. Additionally, the Company is developing "store within a store" concept shops ("Concept Shops") for placement in certain major department stores and clothing retailers. Concept Shops are expected to consist of Company owned, in-store display environments closely grouped to attract customers to ELLE Products.


     Substantially all of the Company's products are manufactured in the United States by third party, independent manufacturers. The Company distributes ELLE Products through a combination of independent and employed sales representatives to a variety of major department stores, specialty stores, sporting goods stores, catalog operations, and better mass merchandisers representing approximately 300 separate customers throughout the United States and Canada. Additionally, the Company has licensed or sold certain of its designs to ELLE licensees in Asia and Europe.

     The Company was organized as a partnership in 1992, incorporated in California in 1995 and reincorporated in Delaware in 1997 and has its principal executive offices located at 3745 Overland Avenue, Los Angeles, California 90034, and its telephone number is (310) 836-8200.

                                  THE OFFERING

Common Stock offered hereby..........    1,000,000 Shares

Common Stock to be outstanding
after the Offering...................    2,500,000 Shares (1)


Use of Proceeds......................   Repayment of outstanding
                                        indebtedness, payment of
                                        S Corporation dividends, payment of
                                        accrued salaries to officers and
                                        to provide working capital to
                                        support the growth and expansion
                                        of the Company's product lines.

Proposed NASDAQ SmallCap Market
Symbol..............................    FMAI

------------------------
(1) Excludes (i) 250,000 shares of Common Stock reserved for issuance under the Company's employee and director stock option plans, under which no options have been granted, and (ii) 100,000 shares of Common Stock issuable upon exercise of the Underwriter's Warrants. See "Management," "Principal Stockholders," "Certain Transactions" and "Underwriting."


                          SUMMARY FINANCIAL INFORMATION

                                                              YEAR ENDED                          Nine Months Ended
                                                             DECEMBER 31,                            SEPTEMBER 30,

                                                     1995               1996                  1996             1997

Income Statement Data:
  Net sales..................................     $ 2,016,930        $ 3,072,108            2,650,425        $2,448,336
  Cost of sales .............................       1,435,718          1,846,862            1,603,041         1,362,765

  Gross profit ..............................         581,212          1,225,246            1,047,384         1,085,571
  Total operating                                     721,130            998,858              730,916           937,792
   expenses..................................
  Pro forma net income (loss)................       (140,718)            199,087              277,683            98,512
  Pro forma earnings                                   (0.09)               0.13                 0.19              0.07
(loss) per share (1).........................
  Weighted average                                  1,500,000          1,500,000            1,500,000        1,500,000
shares outstanding...........................

                                                      AS OF                                  AS OF
                                                     DECEMBER                          SEPTEMBER 30, 1997
                                                     31, 1996
                                                                                   ACTUAL            AS ADJUSTED (2)
Balance Sheet Data:
  Cash.....................................          $   925                   $     7,785             $3,134,717
  Total assets.............................          941,952                     1,297,047              4,423,979
  Total current                                      499,177                       686,125                424,618
liabilities................................          275,261                       246,671                  9,361
  Long-term debt (less                               167,514                       364,251              3,990,000
current portion)...........................
  Stockholders' equity.....................


 ..................


(1) Adjusted to reflect a pro forma provision for income taxes as if the Company had always been a C Corporation.

(2) Adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $5.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus includes forward-looking statements. All statements other than statements of historical fact included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's strategies, plans, objectives and expectations, the Company's ability to design, develop, outsource and market its activewear and swimwear, the ability of the Company's activewear and swimwear to gain and maintain commercial acceptance, the Company's ability to establish Concept Shops in major department stores and clothing retailers (See "Business"), the anticipated growth of its established and target markets, its future operating results, and other matters are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are set forth in "Risk Factors" as well as elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                                  RISK FACTORS


         IN ADDITION TO THE CAUTIONARY STATEMENTS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.


SUBSTANTIAL DEPENDENCE UPON ELLE LICENSE


         Net sales of ELLE Products accounted for approximately 80%, 66% and 70% of the Company's net sales in 1995, 1996 and for the nine months ended September 30, 1997, respectively. The Company sources ELLE Products through an exclusive license with ELLE originally entered into in 1995. The Company's license with ELLE (the "ELLE License") terminates in 1999, but may be renewed by the Company through 2002 so long as the Company is not in breach of the ELLE License and has produced aggregate net sales through 1999 sufficient to generate aggregate minimum royalties to ELLE of $1 million. ELLE may terminate the license before its term expires if (i) the Company is in material breach of the license agreement, (ii) there is a change in control of the Company, (iii) the Company fails to pay to ELLE minimum royalties in any year or (iv) the Company becomes bankrupt or insolvent. In order to avoid early termination of the ELLE License, the Company must pay to ELLE aggregate annual minimum royalties of $150,000, $185,000 and $245,000 for 1997, 1998 and 1999, respectively. The termination of the ELLE License would have a material adverse effect on the Company. See "BusinessBLicense Agreement with ELLE."


DEPENDENCE ON MAJOR CUSTOMERS

         During the year ended December 31, 1996, 13% and 12% of the Company's net sales were made to IJC By Germaine and Cache, Inc., respectively. During the nine months ended September 30, 1997, approximately 22% of the Company's net sales were made to Loehmann's Inc. As a result of the Company's dependence on these customers, they may have the ability to influence the Company's business decisions. The loss of or significant decrease in business from any of its major customers would have a material adverse effect on the Company. See "BusinessBCustomers" and "BusinessBSales and Marketing."

APPROVAL REQUIREMENTS OF ELLE; NEW PRODUCT INTRODUCTIONS

         The Company's business predominantly is based on its relationship with ELLE. The Company's growth will depend upon its ability to design and deliver new ELLE Products. ELLE has final approval over all new ELLE Products, advertising and marketing, which must meet ELLE's general design and quality standards. Consequently, ELLE may, in the exercise of its approval rights, delay or prohibit the distribution of ELLE Products. As is typical with new products, demand for and market acceptance of new products introduced by the Company are subject to uncertainty. Achieving market acceptance for new ELLE Products, in general, may require substantial marketing and other efforts and the expenditure of significant funds to create customer demand. There can be no assurance that the Company's efforts will be successful. In addition, the failure of new products to gain sufficient acceptance could adversely affect retailers' demand for other ELLE Products.

FUTURE FINANCING REQUIREMENTS


         The Company's business plan requires the availability of sufficient cash flow and borrowing capacity to finance its existing product lines and to develop and market its additional ELLE Products. The Company expects to satisfy such requirements through cash flow from operations, proceeds of the Offering, existing credit arrangements and additional borrowings, as necessary. Historically, the Company has financed its operations through loans from shareholders, a Small Business Administration loan due May 2002 (the "SBA Loan") with The Money Store Investment Corporation, a wholly owned subsidiary of The Money Store, and a factoring agreement. There can be no assurance that additional capital will be available to the Company or available on terms acceptable to the Company. Failure to obtain additional capital would have an adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations C Liquidity and Capital Resources."


ABILITY TO ACHIEVE AND MANAGE POTENTIAL FUTURE GROWTH

         The Company has grown since its inception in 1992, with net sales increasing from $744,000 in 1992 to over $3,000,000 in 1996. The Company's growth has placed substantial burdens on its management and financial resources. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and controls. The Company's future profitability is critically dependent on its ability to achieve and manage potential future growth effectively. There can be no assurance that the Company will be successful in increasing net sales or that the rate of period-to-period net sales growth, if any, will not decline. If the Company's operations were to continue to grow, of which there can be no assurance, there could be increasing strain on the Company's management, financial, product design, marketing, distribution and other resources and the Company may experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient materials and manufacturing capacity to produce its products, problems in upgrading its management information systems and delays in production and shipments. There can be no assurance that the Company will be able to manage future growth effectively. Any failure to manage growth effectively could have an adverse effect on the Company.

DEPENDENCE UPON THIRD PARTY MANUFACTURERS

         The Company is dependent on independent contractors for the manufacturing of its products. The Company's products, including ELLE Products, are manufactured to its specifications by both domestic and, to a limited extent, international manufacturers, with whom the Company has no long-term arrangements. The inability of a manufacturer to ship the Company's products in a timely manner could result in the Company missing certain retailing seasons and opportunities with respect to some or all of its products. The Company's dependence on independent contractors includes additional risks, such as limited control over costs and quality standards. The inability of a manufacturer to perform according to the Company's expectations or the Company's inability to maintain good relations with its manufacturers could have a material adverse effect on the Company's business. See "BusinessBSourcing and Manufacturing."

SEASONALITY AND QUARTERLY FLUCTUATIONS

         Historically, the Company's sales and operating results fluctuate by quarter, with the greatest sales occurring in the Company's first and second quarters. It is in these quarters that the Company's Spring-Summer product lines, which traditionally have had the highest volume of net sales, are shipped to customers, with revenues generally being recognized at the time of shipment. As a result, the Company experiences significant variability in its quarterly results and working capital requirements. Moreover, delays in shipping can cause revenues to be recognized in a later quarter, resulting in further variability in such quarterly results. See "Management's Discussion & Analysis of Financial Condition and Results of Operations."

TRADE CREDIT RISK

         Historically, the Company has sold its trade accounts receivable to a factor which assumes the credit risk with respect to collection of such accounts. The factor pays the Company the receivable amount after the factor receives payment from the Company's customer, shortly following the bankruptcy or insolvency of the customer or when the receivable becomes 120 days past due. The factor approves the credit of the Company's customers prior to sale. If the factor disapproves a sale to a customer and the Company decides to proceed with the sale, the Company bears the credit risk. The factoring agreement can be terminated at any time by the factor upon 60 days prior notice. Such termination could have a material adverse effect on the Company's financial condition and results of operations if the Company could not replace the factoring agreement within such period. Additionally, the Company may elect in the future to discontinue its use of the factor and manage its credit and collection operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations C Liquidity and Capital Resources."

MANAGEMENT'S DISCRETION AS TO USE OF PROCEEDS


         The Company's management will have broad discretion as to the application of the net proceeds of the Offering. The net proceeds to the Company are estimated to be approximately $3,975,000. The Company expects to use approximately $250,000 of the net proceeds to repay outstanding indebtedness at the closing of the Offering, approximately $350,000 to pay declared but unpaid dividends, $181,000 to pay accrued salaries to officers, $80,000 to repay existing loans from the current shareholders and the balance for working capital and general corporate purposes, including an estimated $490,000 of the net proceeds to fund the Company's advertising and marketing programs and up to an estimated $1,500,000 for the development and placement of up to 60 Concept Shops featuring ELLE Products in major department stores and clothing retailers. Additionally, the Company is developing "store within a store" concept shops ("Concept Shops") for placement in certain major department stores and clothing retailers. Concept Shops are expected to consist of Company owned, in-store display environments closely grouped to attract customers to ELLE Products. The Company may change the allocation of these proceeds in response to changes in the apparel industry and the Company's business. See "Use of Proceeds."


UNCERTAINTIES IN APPAREL INDUSTRY

         The apparel industry historically has been subject to substantial cyclical variations. The Company and other apparel manufacturers rely on the expenditure of discretionary income for sales of their products. Accordingly, any downturn in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on the Company. During the past several years, various retailers, including some of the Company's customers, have experienced financial difficulties, which increases the risk of extending credit to such retailers. Financial problems of a retailer could cause the Company's factor to limit the amount of receivables of such retailer that the factor would approve, which could cause the Company to curtail business with such retailer or require the Company to assume more credit risk relating to such customer's receivables. Additionally, over the past several years, the retail industry has experienced significant changes, including consolidation of ownership, increased centralization of buying decisions and restructurings. If such changes continue, the Company's customer base may be reduced either because customers may be consolidated with or acquired by other entities or because purchasing decisions for products may shift to individuals with whom the Company has not had prior selling relationships. There can be no assurance that the Company will be able to maintain relationships with its customers following such consolidations or other changes. Any significant reduction in the Company's customer base could have an adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of OperationsBLiquidity and Capital Resources."

         The Company sells to major retailers, some of whom have engaged in leveraged buyouts or transactions in which such retailers incurred significant amounts of debt, and some of whom have recently emerged from the protection of the federal bankruptcy laws. At any time, a retail customer may experience a downturn in its business which may weaken its financial condition and result in the non-payment of shipped orders, reduction or elimination of new orders, or the customer seeking protection under the bankruptcy laws. A majority of the Company's net sales are to single store or local retailers whose financial condition may be more susceptible to business downturns. It is not clear to what extent, if any, the current financial condition of such retailers will affect the financial condition of the Company. Any material financial difficulties encountered by such accounts could have an adverse effect on the Company.

CHANGES IN FASHION TRENDS

         The Company typically designs and arranges for the manufacture and sale of its apparel and accessories several months in advance of the time when consumer acceptance of such products is known. The Company's success is largely dependent on its ability to anticipate the changing fashion trends of its customers and to provide activewear that appeals to their preferences in a timely manner. There can be no assurance that the Company will be successful in this regard. If the Company misjudges the market for its products or is unsuccessful in responding to changes in fashion trends or in market demand, the Company could experience, among other things, excess inventories and higher markdowns, lower gross margins due to the necessity of providing discounts to retailers or conversely, insufficient inventory and missed market opportunities, any of which could have an adverse effect on the Company.

COMPETITION

         There is intense competition in the sectors of the apparel industry in which the Company participates. The Company competes with many other apparel companies, some of which are larger and have better established brand names and greater resources than the Company. In some cases, the Company also competes with private-label brands of its department store customers. The Company believes that in order to be successful in its industry, it must be able to evaluate and respond to changing consumer demand and taste and to remain competitive in the areas of style, quality and price while operating within the significant production and delivery constraints of the industry. Furthermore, the Company's traditional department store customers, which account for a substantial portion of the Company's business, encounter intense competition from so-called "off-price" and discount retailers, mass merchandisers and specialty stores. The Company believes that its ability to increase its present levels of sales will depend on such customers' ability to maintain their competitive position. See "BusinessCCompetition."

DEPENDENCE UPON KEY PERSONNEL

         The success of the Company is dependent upon the personal efforts and abilities of its senior management, including Lawrence A. Dear, its President, Chief Executive Officer and Chief Financial Officer; Lori Dorough Eisenberg, Vice President of Design and Merchandising; and Jon Eisenberg, Vice President of Purchasing/National Sales. See "BusinessCLicense Agreement with ELLE." The Company believes that the loss of the services of one or more of such individuals would likely have an adverse effect on the Company. Other than a $250,000 policy on Ms. Eisenberg (the "Key Man Policy"), the Company does not maintain key man life insurance on any of its executives. In addition, the Company believes that its future success depends in part upon its ability to attract and retain qualified personnel. The Company intends to make additions to its core management team, however, competition to attract and retain such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel in the future. See "Management."


POSSIBLE DELISTING OF SECURITIES; PENNY STOCK RULES; UNDERWRITER'S POTENTIAL INFLUENCE ON THE MARKET

         Application has been made for the Common Stock to be listed on the SmallCap Market under the symbol "FMAI." While the Company will meet the required standards for continued listing on the SmallCap Market following the consummation of the Offering, there can be no assurance that it will continue to be able to do so. If the Company should fail to meet one or more of such standards, the Common Stock would be subject to delisting from the SmallCap Market. If this should occur, trading, if any, in the Common Stock would then continue to be conducted in the over-the-counter market on the Electronic Bulletin Board, a National Association of Securities Dealers, Inc. ("NASD") sponsored inter-dealer quotation system, or in what are commonly referred to as "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. In addition, if the Common Stock ceases to be listed on the SmallCap Market and the Company fails to meet certain other criteria, trading in the Common Stock would be subject to Securities and Exchange Commission (the "Commission") rules regulating broker-dealer practices in connection with transactions in "penny stock." If the Common Stock became subject to the penny stock rules, many brokers may be unwilling to engage in transactions in the Common Stock because of the added disclosure requirements under Section 15(g) of the Exchange Act, thereby making it more difficult for purchasers of Common Stock in this Offering to dispose of their securities.

         Assuming the Common Stock is accepted for listing on the SmallCap Market, the Underwriter may from time to time following the completion of this Offering act as a market-maker and otherwise effect transactions in the Common Stock. The Underwriter is not legally obligated by law or by contract to continue such trading, which may be discontinued at any time. See "Underwriting." Any such cessation could have a material adverse effect upon the price and liquidity of the Common Stock. The Underwriter is subject to the supervision of various governmental and self-regulatory organizations, as well as certain capital requirements. Such regulatory authorities periodically investigate and audit the activities of broker-dealers, such as the Underwriter. In the event the Underwriter is required to curtail or cease operations as a result of administrative actions instituted by the regulatory authorities or because of lack of capital, the price and liquidity of the Common Stock may be materially adversely affected by the reduced participation or complete absence of the Underwriter from the market.


NO DIVIDENDS ANTICIPATED


          After the consummation of the Offering, the Company does not intend to declare or pay any cash dividends on its Common Stock in the foreseeable future. See "Termination of S Corporation Status."


CONTROL BY PRINCIPAL STOCKHOLDERS; ANTITAKEOVER CONSIDERATIONS; STAGGERED BOARD

          Following the completion of the Offering, existing stockholders, including Lawrence A. Dear, Lori Dorough Eisenberg and Jon Eisenberg and other members of management, will beneficially own approximately 60% of the outstanding shares of Common Stock. See "Principal Stockholders." As a result of this stock ownership, management has sufficient voting power to determine the direction and policies of the Company, the election of the directors of the Company, the outcome of any other matter submitted to a vote of stockholders, and to prevent or cause a change in control of the Company.

         The Company's Board of Directors has the authority, without action of the shareholders, to issue up to 15,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock and to fix the rights and preferences of the Preferred Stock. This authority may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. The Company is authorized to issue Preferred Stock, without shareholder approval, with rights senior to those of the Common Stock. See "Description of Capital Stock."

          Following the Offering, the Board of Directors of the Company will have three classes of directors. The terms of the first, second and third classes will expire in 1998, 1999 and 2000, respectively. Directors for each class will be chosen for a three-year term upon the expiration of the current class term, beginning in 1998. The staggered terms for directors may effect the stockholders' ability to change control of the Company even where a change in control is in the interest of the stockholders.

POTENTIAL CONFLICTS OF INTEREST; RELATED PARTY TRANSACTIONS

          In December 1995, the Company sold $40,000 of finished goods not bearing the ELLE trademark to Lawrence Dear, who later resold the swimwear and remitted the net profits of $36,000 to the Company. This amount was treated as an additional capital contribution to the Company by Mr. Dear.


          The Company has funded its operations, in part, from borrowings from directors, officers and their affiliates. The Company, as of September 30, 1997, had borrowed approximately $237,000 from The Money Store, Inc. ("The Money Store") under the SBA Loan. Lawrence Dear, the Company's President, Chief Executive Officer and Chief Financial Officer, was formerly employed by The Money Store; his father, Morton Dear, who will become the Company's Chairman following the Offering, is Vice Chairman and Senior Executive Vice President of The Money Store. See "Certain Transactions."

          From time to time the Company's shareholders have loaned money to the Company. As of September 30, 1997, the amount outstanding was $80,402; such loans generally are due on demand. Interest of $18,951, $10,526, and $12,100 was paid during the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997, respectively. The loans are subordinated to all other indebtedness of the Company.


ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; ARBITRARY DETERMINATION OF OFFERING PRICE


         Prior to the Offering there has been no public market for the Common Stock. Although the Company has applied to have the Common Stock listed on the SmallCap Market, there can be no assurance that an active trading market will develop or, if it does develop, will continue. The market price of the Company's Common Stock could be highly volatile. Factors such as quarterly variations in the Company's results of operations and changes in general market conditions could cause the market price of the Company's Common Stock to fluctuate significantly. The Offering Price has been determined by negotiations between the Company and the Underwriter and does not necessarily bear any relationship to the Company's book value, operating results, financial condition or other established criteria of value. See "Underwriting."


SHARES ELIGIBLE FOR FUTURE SALE

          The Company currently has 1,500,000 shares of Common Stock outstanding and, upon the completion of the Offering, will have 2,500,000 shares of Common Stock outstanding. Of such shares, the shares sold in the Offering (other than shares which may be purchased by "affiliates" of the Company) will be freely tradeable without restriction or further registration under the Securities Act. All of the remaining outstanding shares are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act ("Rule 144"), and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. Certain of the Company's executive officers, directors and shareholders have agreed not to offer, sell, or otherwise dispose of their shares for a period of __ days after the date of the Offering without the prior written consent of the Underwriters. No predictions can be made as to the effect, if any, that market sales of shares by existing stockholders (including shares issuable upon the exercise of such warrants and options) or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of the Common Stock after the Offering could be adversely affected by future sales of substantial amounts of Common Stock by existing stockholders. See "Principal Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

DILUTION


          Investors will experience immediate and substantial dilution of $3.40 in the net tangible book value per share of the Common Stock. See "Dilution."


FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS


         This Prospectus includes forward-looking statements. All statements other than statements of historical fact included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's strategies, plans, objectives and expectations, the Company's ability to design, develop, manufacture and market products, the ability of the Company's products to maintain commercial acceptance, the Company's ability to achieve new product commercialization, the anticipated growth of its target markets, its future operating results, and other matters are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct. Cautionary Statements are set forth in these "Risk Factors" as well as elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                                 USE OF PROCEEDS


          The net proceeds to the Company from the sale of Common Stock offered hereby, after deducting underwriting discounts and commissions and the estimated expenses of the Offering, are estimated to be $3,975,000 ($4,650,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $5.00 per share.

         Of such net proceeds, the Company anticipates that it will use approximately $250,000 of the net proceeds to repay existing indebtedness at the closing of the Offering. As of September 30, 1997, approximately $237,000 was outstanding under the SBA Loan from The Money Store Investment Corporation, a wholly owned subsidiary of The Money Store, which matures in May 2002 and accrues interest at a rate of prime plus 1.75%. Repayment of the loan is personally guaranteed by each of Lawrence A. Dear, Lori Dorough Eisenberg and Jon Eisenberg (the "Shareholders"). The Company will also use approximately $350,000 to pay to the Shareholders declared dividends as described in "Termination of S Corporation Status", $181,000 to pay accrued salaries to officers, and $80,000 to repay existing loans from the Shareholders. The Company expects to use the remaining proceeds to provide working capital to support the growth of the Company's existing product lines and to add additional product lines, including approximately $490,000 to fund the increased advertising and marketing programs of the Company. The Company anticipates developing and placing up to 60 Concept Shops featuring ELLE Products within several of its key major department store and retail clothing customers over the next 18 months at an estimated average cost of $25,000 per shop, funded in part with the proceeds of the Offering. From time to time the Company evaluates the acquisition of licenses, businesses and operations complementary to those of the Company, however, the Company currently has no commitments or agreements relating to any such acquisition. Pending such uses, the proceeds of the Offering will be invested in investment grade, interest-bearing securities.


                       TERMINATION OF S CORPORATION STATUS

          The Company has been treated as an S Corporation since 1995. As a result, through the date immediately preceding the termination of its S Corporation status (the "Termination Date"), its earnings have been and will be taxed for federal income tax purposes directly to the holders of the Common Stock rather than to the Company. Other than a tax imposed on S Corporations by the State of California (currently 1.5% of taxable income), state income taxes on earnings have also been the responsibility of the Company's shareholders. The Termination Date will occur immediately before the closing of the Offering. On the Termination Date, the Company will become subject to federal and state corporate income taxes. See Note 1 of "Notes to Financial StatementsCBusiness Activity and Summary of Significant Accounting PoliciesCIncome Taxes."

          The Company paid an aggregate of $64,256 in dividends to the Shareholders from January 1, 1995 through September 30, 1997. Those dividends were paid to the Shareholders to pay their income taxes and as a return of their investment. Before the closing of the Offering, the Company intends to declare dividends to the Shareholders equal to approximately $350,000 plus an amount equal to the Company's net income from October 1, 1997 through the Termination Date. Following the Termination Date and the payment of any dividends declared prior to the Termination Date that have not been paid, the Company intends to retain future earnings, if any, to finance the operations and expansion of the Company's business. Therefore, the payment of any cash dividends on the Common Stock is unlikely for the foreseeable future.

                                    DILUTION


          As of September 30, 1997, the net tangible book value of the Company was approximately $263,000 or $.17 per share of Common Stock outstanding. Net tangible book value per share is determined by dividing the net tangible book value of the Company (the excess of tangible assets over liabilities) by the number of shares of Common Stock outstanding. After giving effect to the completion of the Offering at an assumed Offering Price of $5.00 per share (after deducting underwriting discounts and commissions and the estimated expenses of the Offering and declared dividends), the pro forma net tangible book value of the Company as of September 30, 1997 would have been approximately $3,990,000 or approximately $1.60 per share (approximately $4,665,000 or approximately $1.76 per share, respectively, if the Underwriter's over-allotment option is exercised in full). This represents an immediate increase in pro forma net tangible book value of $1.66 per share to current stockholders and an immediate dilution of $3.40 per share to new investors purchasing shares of Common Stock. The increase in the net tangible book value per share of Common Stock held by the current stockholders would be solely attributable to the cash paid by purchasers of the shares of Common Stock offered by the Company.

          The following table summarizes the per share dilutive effect of the Offering if the Underwriter's over-allotment option is exercised in full and the proposed shareholder distribution is made:

  Assumed initial public Offering Price per share (1).......             $5.00
    Net tangible book value per share before the Offering...             $ .17
    Decrease attributable to dividends(2)...................              (.23)
    Increase attributable to shares offered hereby(3).......              1.66
                                                                          ----

  Pro forma net tangible book value per share after the
    Offering................................................              1.60
                                                                          ----

  Dilution to new investors (4).............................              3.40
                                                                          ====

--------------------
(1) Before deduction of underwriting discounts and commissions and the estimated expenses of the Offering.
(2) Based on a proposed shareholder dividend of $349,251. Does not include additional dividends which will be paid before the closing of the Offering in an amount equal to the net income of the Company from October 1, 1997 through the closing of the Offering. See "Termination of S Corporation Status."
(3) After deduction of underwriting discounts and commissions and estimated expenses of the Offering.
(4) Dilution represents the difference between the Offering Price per share and the pro forma net tangible book value per share after giving effect to the Offering.


The following table summarizes, as of September 30, 1997, the differences in the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share by existing and new investors:


                                        SHARES PURCHASED                   TOTAL CONSIDERATION           Average Price
                                      NUMBER       PERCENT            AMOUNT          PERCENT              PER SHARE
Existing stockholders.............. 1,500,000           60%            $200,000 (1)       4%                 $.13
New investors...................... 1,000,000           40%          $5,000,000          96%                 5.00
                                                       ----           ---------

         Total                      2,500,000          100%          $5,200,000         100%
                                    =========          =====          =========         ====


(1) Does not reflect the dividend to the existing shareholders of $349,251 of undistributed income previously taxed to the shareholders or additional dividends in an amount equal to undistributed net income from October 1, 1997 through the closing of the Offering.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of September 30, 1997 and as adjusted to give effect to the consummation of the Offering and the application of the net proceeds therefrom at an assumed Offering Price of $5.00 per share. This information should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this Prospectus.


                                                                           AS OF SEPTEMBER 30, 1997

                                                         ACTUAL                       PRO FORMA (1)               AS ADJUSTED(2)

Long-term debt, net of current portion                  $ 246,671                    246,671                     $       --

Stockholders' equity:
  Preferred stock, par value $0.01 per                         --                         --                             --
    share, 1,000,000 shares authorized,
    no shares issued and outstanding and as
    adjusted

 Common stock, par value $0.01 per share, 15,000,000    $ 15,000                  $   15,000                     $   25,000
      shares authorized, 1,500,000 shares
      issued and outstanding; 2,500,000 shares
      as adjusted

   Additional paid-in capital                            185,126                          --                      3,965,000

   Retained earnings                                     164,125                          --                              0
                                                        --------                    --------                       --------
     Total Stockholders' Equity                        $ 364,251                      15,000                     $3,990,000
                                                       ---------                    --------                       --------
     Total Capitalization                              $ 610,922                   $ 261,671                     $3,990,000
                                                       =========                   =========                       ========

(1) Adjusted to reflect (i) the conversion of the Company from an S Corporation to a C Corporation and (ii) payment of an S Corporation dividend representing previously undistributed income taxed to the shareholders of $349,251 (the Company intends to pay additional dividends before the closing of the Offering in an amount equal to the net income of the Company from October 1, 1997 through the closing of the Offering). See "Termination of S Corporation
         Status."

(2) Adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $5.00 per share and the application of the estimated net proceeds therefrom.
         See "Use of Proceeds."



                             SELECTED FINANCIAL DATA


          The following selected financial data were derived from the financial statements of the Company. The selected financial data for the years ended December 31, 1996 and 1995 and for the years then ended have been derived from the Company's financial statements included elsewhere in this Prospectus which have been audited by Grobstein, Horwath & Company LLP, independent auditors whose report thereon is also included elsewhere in this Prospectus. The selected financial data for the nine month periods ended September 30, 1997 and 1996, and the balance sheet data as of September 30, 1997, are derived from the unaudited financial statements of the Company prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the Company's financial position and results of operations. The results for an interim period are not necessarily indicative of results to be expected for a full year. The following data below should be read in conjunction with the financial statements of the Company and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                    YEAR ENDED                               Nine Months Ended
                                                    DECEMBER 31,                                SEPTEMBER 30,
                                            1995                    1996                    1996                1997
INCOME STATEMENT
DATA:

  Net sales......................        2,016,930               3,072,108               2,650,425              2,448,336
  Cost of sales..................        1,435,718               1,846,862               1,603,041              1,362,765
  Gross profit...................          581,212               1,225,246               1,047,384              1,085,571
  Total operating expenses.......          721,130                 998,858                 730,916                937,792
  Pro forma net income (loss)....         (140,718)                199,087                 277,683                 98,512
  Weighted average shares
   outstanding...................        1,500,000               1,500,000               1,500,000              1,500,000



                                                                      AS OF                             AS OF
                                                                   DECEMBER 31,                     SEPTEMBER 30,
                                                                       1996                              1997
                                                                       ----                       -----------------


                                                                                            ACTUAL               AS ADJUSTED
                                                                                                                     (2)
BALANCE SHEET DATA:
  Cash.............................................           $   925                      $ 7,785               $3,134,717
  Total assets.....................................           941,952                    1,297,047                4,423,979
  Total current liabilities........................           499,177                      686,125                  424,618
  Long-term debt (less current portion.............           275,261                      246,671                    9,361
  Stockholders' equity.............................           167,514                      364,251                3,990,000

---------------------
 (1)     Adjusted to reflect a pro forma provision for income taxes as if the
         Company had always been a C Corporation.

(2) Adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $5.00 per share and the application of the estimated net proceeds therefrom.
         See "Use of Proceeds" and "Capitalization."



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING IS A DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY FOR THE YEARS ENDED DECEMBER 31, 1995 AND L996 AND THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996 AND 1997. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS, THE NOTES RELATED THERETO, AND THE OTHER FINANCIAL DATA INCLUDED ELSEWHERE IN THIS PROSPECTUS. ALL INFORMATION WITH RESPECT TO THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED. THE MATTERS DISCUSSED IN THIS SECTION THAT ARE NOT HISTORICAL OR CURRENT FACTS DEAL WITH POTENTIAL FUTURE CIRCUMSTANCES AND DEVELOPMENTS. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THE DEVELOPMENT AND MARKET ACCEPTANCE FOR PRODUCTS, TRENDS IN THE RESULTS OF THE COMPANY'S OPERATIONS AND THE COMPANY'S ANTICIPATED CAPITAL REQUIREMENTS AND CAPITAL RESOURCES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AS WELL AS THOSE DISCUSSED UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


         The Company designs, sources, markets and distributes women's activewear and to a lesser extent swimwear in the United States and Canada under an exclusive license using the ELLE trademark. The Company believes its ELLE products are uniquely positioned between high-end designer labels and mid-range labels. The Company was incorporated in Delaware on September 30, 1997, and acquired all of the stock of T.K. Mab, Inc., a California corporation, which commenced operations in January, 1995. The Company conducts substantially all of its business through T.K. MAB, Inc., its wholly owned subsidiary. T.K. Mab, Inc. was the successor to T.K. Mab, a California general partnership, which commenced operations on January 1, 1992.

         Prior to the Offering, the Company's stockholders elected to be taxed as an S Corporation. Accordingly, no provision for federal income taxes was provided for the years ended December 31, 1995 and 1996, since the stockholders reported the earnings of the Company on their individual income tax returns. However, the Company was subject to minimum California franchise taxes, based on income. The Company's S Corporation status will be terminated upon the effective date of the Offering and, thereafter, the Company will be taxed as a regular corporation. The pro forma provision for income taxes in the statement of income data included elsewhere in this Prospectus shows the effects of net income and earnings per share had the Company been taxable as a regular corporation since its inception in January, 1995.

RESULTS OF OPERATIONS

          The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's statements of operations for the periods shown below:


                                                    YEAR ENDED                               Nine Months Ended
                                                   DECEMBER 31,                                 SEPTEMBER 30,
                                                   ------------                              -----------------
                                    1995                    1996                    1996                    1997
Net sales                          100.0%                  100.0%                  100.0%                  100.0%
Cost of sales                       71.2                    60.1                    60.5                    55.7
Gross profit                        28.8                    39.9                    39.5                    44.3
Selling &                           15.1                    16.2                    14.7                    16.5
shipping expense
General & administrative            18.1                    14.4                    10.9                    19.3
 expense
Interest expense                     2.6                     1.9                      2.1                    2.5
Pro forma income (loss) from
operations                          (7.0)                    6.5                     10.6                    4.0




NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996.


NET SALES. Net sales for the nine month period ended September 30, 1997 (the "1997 Nine Month Period") were $2,448,336, a decrease of 7.6% over net sales of $2,650,425 for the nine months ended September 30, 1996 (the "1996 Nine Month Period"). The decrease in net sales was primarily attributable to the Company's decision to eliminate certain accounts due to their higher credit risk and to focus marketing efforts on developing sales at higher end retailers.

COST OF SALES. Cost of sales in the 1997 Nine Month Period was $1,362,765 , or 55.7% of sales, a decrease in cost of sales of $240,276 from $1,603,041, or 60.5% of net sales, in the 1996 Nine Month Period. The decrease in the cost of sales was attributable to tightened controls of purchasing activity and contract manufacturers, which resulted from greater experience in manufacturing ELLE Products. Additionally, a lower average cost per unit was obtained by reducing the number of styles offered and increasing the number of units produced for each style.

GROSS PROFIT. Gross profit was $1,085,571 for the 1997 Nine Month Period, an increase of $38,187 from the 1996 Nine Month Period gross profit of $1,047,384. As a percentage of net sales, gross profit for the 1997 Nine Month Period was 44.3%, an increase of 4.8% from 1996 Nine Month Period gross profits of 39.5% of net sales.

SELLING AND SHIPPING EXPENSE. Selling and shipping expense for the 1997 Nine Month period reflected a cost of $403,295, or 16.5% of net sales, an increase of $14,509 from selling and shipping expenses for the 1996 Nine Month Period of $388,786, or 14.7% of net sales. The increase in selling and shipping expense was primarily the result of an increase in trade advertising and costs associated with implementing new marketing programs.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $472,737, or 16.5% of net sales, for the 1997 Nine Month Period, an increase of $184,995 from general and administrative expenses for the 1996 Nine Month Period of $287,742, or 10.9% of net sales. This includes growth of $117,140 of administrative payroll relating to four additional employees hired for customer service and office management. In addition, the factor charges a commission on all invoices sold to the factor for providing credit insurance and account administration. Factor commission expenses were $41,746 or 1.7% of net sales, for the 1997 Nine Month Period, an increase of $19,329 from $22,417 or 0.8% of net sales for the 1996 Nine Month Period. The increase was due to selling to more credit-worthy accounts in the apparel industry. The Company expects general and administrative expenses to continue to increase as a result of pursuing long term growth strategies of the Company and the payment of the salaries of the officers pursuant to new employment contracts entered into in connection with the Company's public offering and termination of the Company's S Corporation status.

INTEREST EXPENSE. Interest expense was $61,760, or 2.5% of net sales, in the 1997 Nine Month Period, an increase of $7,372 from interest expense for the 1996 Nine Month Period of $54,383 or 2.1% of net sales. The increase in interest expense is primarily attributable to increased factor borrowings and new SBA Loan. Factor interest expense was $27,891 or 1.1% of net sales in the 1997
Nine Month Period, an increase of $14,167 from $13,724, or 0.5% of net sales, in the 1996 nine month period. As a result of factoring more credit-worthy invoices the Company was allowed to borrow addtional funds against those invoices.

PRO FORMA PROVISION FOR INCOME TAXES. The pro forma provision for income taxes was $49,267 in the 1997 Nine Month Period and $38,785 in the 1996 Nine Month Period, respectively. The Company has historically operated as an S Corporation and not paid income taxes. The Company's pro forma effective tax rate had the Company been taxable as a regular corporation was 33% in the 1997 Nine Month Period, as compared to 12% in the 1996 Nine Month Period. The increase in the pro forma provision for income tax primarily was attributable to the effect of net operating losses carried forward from the year ended December 31, 1995, which offset taxable income in the 1996 Nine Month Period.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


NET SALES. Net sales for the year ended December 31, 1996 ("1996") were $3,072,108, which represented an increase of $1,055,178, or 52.3%, over the year ended December 31, 1995 ("1995") net sales of $2,016,930. The growth in net sales was primarily attributable to the growth in unit sales of ELLE Products including the introduction of activewear which emphasize higher priced products.

COST OF SALES. Cost of sales was $1,846,862, or 60.1% of net sales in 1996, an increase of $411,144 from $1,435,718 or 71.2% of net sales in 1995. The decrease in the percentage of cost of sales was a result of increased unit sales and an improved sales mix favoring higher-priced activewear over swimwear. Additionally, increased volume reduced the cost to the Company from fabric suppliers and manufactures.

GROSS PROFITS. Gross profits were $1,225,246 in 1996, an increase of $644,034, or 110.8%, from gross profits of $581,212 in 1995. As a percentage of net sales gross profits increased by 11.1% from 1996 to 1995.

SELLING AND SHIPPING EXPENSE. Selling and shipping expense increased to $497,183, or 16.2% of net sales in 1996, an increase of $194,291 from $302,892 or 15.1% of sales in 1995. The increase in selling expense was primarily related to new trade advertising campaigns to promote ELLE Products, including the new activewear styles.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $443,837 or 14.4% of net sales in 1996, an increase of $78,620 from $365,217, or 18.1% of net sales, in 1995. The increase in general and administrative expenses reflects an increase in officers' compensation of $66,500 and additional office employee salary of $10,574. The increase in salary was in part to bring compensation in line with the Company's growth experienced between 1995 and 1996. As a percent of net sales, general and administrative expenses decreased by 3.7%. Factor commissions expense in 1996 was $30,842 or 1.0% of net sales as compared to $31,260 or 1.5% of net sales for 1995.

INTEREST EXPENSE. Interest expense in 1996 was $57,838 or 1.9% of net sales, as compared to $53,021 or 2.6% of net sales in 1995. The decrease was the result of reduced utilization of the Company's credit facilities, partially offset by additional financing costs associated with the acquisition of the Company's computer system. Factor Interest expense in 1996 was $19,381 or 0.6% of net sales as compared to $22,574 or 1.1% of net sales for 1995.

PRO FORMA PROVISIONS FOR INCOME TAXES. The pro forma provision for income taxes was $27,301 and $800 in 1996 and 1995, respectively. The Company experienced a loss in 1995 and would only pay the minimum California state franchise tax. The Company's pro forma effective tax rate was 12% in 1996.


LIQUIDITY AND CAPITAL RESOURCES


         The Company's main sources of liquidity have historically been cash flows from operations, an SBA loan, short term advances from its factor and shareholder loans. The Company's capital requirements primarily result from working capital needs and investing activities.

          Net cash provided by operating activities in the 1997 Nine Month Period decreased to $110,437 from a use of $189,881 in the 1996 Nine Month Period, primarily as a result of an increase in inventory and due from factor. This net cash provided by operations was partially offset by increases in accrued salaries and accounts payable. Working capital at September 30, 1997 was $525,823 and available cash and amounts due from factor were $142,837. For the 1996 Nine Month Period and the 1997 Nine Month Period the Company's inventory turnover was 2.6 and 1.3 times, respectively. For the periods ended December 31, 1995 and December 31, 1996 the Company's inventory turnover was 3.2 times and to
2.2 times respectively. Industry averages for similar size companies were approximately 4.1 times in 1996 and 6.7 times in 1997. The Company has been stocking inventory in order to meet the quick response currently demanded of the Company by retailers. The Company merchandises many items known as "basics" thereby eliminating the risk associated with the creation of inventory.

          Net cash used in investing activities in the 1997 Nine Month Period and 1996 Nine Month Period was ($13,256) and ($56,904,) respectively. The primary investing activity related to acquisitions of computer systems, software and hardware. The Company has not committed to any contracts for capital expenditures in 1998, but anticipates that it will make such expenditures in the normal course of business. Since the Company typically uses independent contractors for manufacturing its products and intends to continue this practice, the Company has not had high levels of capital expenditures.

         Under the terms of the ELLE License, the Company is required to make royalty payments to ELLE of six percent of net sales, subject to minimum annual payments, which increase over the term (as extended) of the ELLE License. The minimum annual royalty payments under the ELLE License aggregate $150,000, $185,000 and $245,000 for 1997, 1998 and 1999, respectively. To date, all required levels have been met or exceeded.

         The Company historically has sold a substantial portion of its accounts receivable to a factor which assumes the credit risk with respect to the collection of such accounts. The Company periodically receives cash advances from the factor by pledging its accounts receivable and other assets to the factor as collateral. In cases where the factor approves the credit, the account is sold without recourse and the factor assumes all credit risk. In those cases where the factor does not approve the credit, the Company bears the credit risk. the Company is contingently liable to the factor for merchandise disputes, customer claims and other charge backs on receivables sold to the factor. All trade accounts receivable are collateral for factor advances. The factoring relationship allows the Company to ship goods without bearing the credit risk of their customers. The factoring relationship also provides the Company with working capital by allowing the Company to borrow against eligible accounts receivable. The factor advances the Company approximately 70% of the Company's eligible accounts receivable. Subsequent to September 30, 1997, the factor advance rate was increased to 80%. The factor charges interest at a rate equal to 2 1/2 % over the Republic National Bank of New York reference rate. As of February 27, 1998, the advances accrued interest at the rate of 10.75%.

         The Company also has funded its operations from the SBA Loan, which is payable monthly at a rate equal to prime plus 1.75% and is due in May 2002. This loan is secured by an assignment of a stockholder's interest in the Key Man Policy, of which The Money Store is a named beneficiary, and substantially all of the assets of the Company. The Company intends to use the proceeds of the Offering to repay this loan in full.


         As a result of the Company's treatment as an S Corporation for federal and state income tax purposes, the Company periodically has provided the Shareholders, through dividends, with funds for the payment of income taxes on the earnings of the Company which have been included in the taxable income of the Shareholders. The Company paid a dividend of $64,256 in 1996. The Company also intends to pay the Shareholders dividends equal to $350,000, plus the Company's net income from October 1, 1997 through the Termination Date. These dividends will be paid upon the closing of the Offering.

         The Company believes that the cash provided by operations, together with the net proceeds from the Offering, will be sufficient to fund its operations and planned expansion for at least the next twelve months. The Company may be required to seek additional sources of funds for accelerated growth after that point, and there can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent the Company's planned growth, which could adversely affect the Company's business, financial condition and results of operations.

 SEASONALITY AND QUARTERLY FLUCTUATIONS

         The Company's business is affected by seasonal trends, with higher levels of wholesale sales in the first and second quarters. These trends result primarily from the timing of seasonal wholesale shipments to retail customers and key vacation travel and holiday shopping periods in the retail industry. Fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of seasonal wholesale shipments and other events affecting retail.

                                    BUSINESS

OVERVIEW


         The Company designs, sources, markets and distributes women's activewear and, to a lesser extent, swimwear in the United States and Canada under an exclusive license using the ELLE trademark and, to a lesser extent, under private labeling arrangements. The Company conducts substantially all of its business operations through its wholly owned subsidiary, T.K. MAB, Inc. The Company also has produced licensed and private labeled swimwear and other apparel using the Hard Rock Cafe, Harley-Davidson, Everlast and B.U.M. Equipment trademarks. The Company believes its ELLE Products are uniquely positioned between high-end designer labels and mid-range labels. Industry sources indicate that an identifiable label is an essential element of popular activewear. The Company believes the ELLE Products have earned a reputation as a stylish and high quality, yet affordable brand.


     Activewear is a popular and rapidly growing segment of the apparel industry. The popularity of activewear is largely attributed to more active, casual lifestyles. Activewear combines casualwear and exercisewear that is designed for more informal settings, including casual social gathering, shopping and leisure time activities. ELLE Products are designed to be both sporty and elegant, offering a sophisticated and chic appearance. The Company's line of activewear consists of highly comfortable fashion-forward cotton knit shorts and tops, long and short tunics, coverups, leggings and fleece tops and bottoms. The Company's swimwear product line includes bathing suits, cover-ups, robes and tote bags that are designed to be fashionable and flattering. In the women's swimwear market, consumer's buying decisions tend to be based primarily on styling and appearance.

         The Company's strategy is to expand the Company's operations and to become a leading brand name supplier of women's activewear and swimwear. Key elements of this strategy include (i) expanding products, styles and price ranges; (ii) implementing an advertising and marketing program; and (iii) expanding the distribution system for the Company's products through relationships with a broad network of retailers in the United States, Canada and (subject to expanding the territories in which the ELLE Products and future products are permitted to be sold) elsewhere.


         Although historically directing its advertising efforts to retailers, the Company recently commenced a consumer advertising program, including national magazine advertisements. The Company intends to use a portion of the net proceeds of the Offering to support and expand its advertising and marketing programs. The Company is working closely with ELLE to develop focused marketing programs directed to ELLE's subscribers. The Company has also established an online promotional website on the Worldwide Web at www.elleactive.com to promote its products. The Company intends to expand its current website to allow customers to purchase directly from the Company a complete selection of ELLE Products from the Company's lines. Additionally, the Company is developing Concept Shops for placement in certain major department stores and clothing retailers. The Concept Shops are expected to consist of Company-owned, closely clustered custom displays and fixtures featuring ELLE Products. The Company does not anticipate that the Concept Shops will require the Company to enter into any leases or similar long-term commitments with the retailers.


         Substantially all of the Company's products are manufactured in the United States by third party, independent manufacturers. The Company distributes ELLE Products through a combination of independent and employed sales representatives to a variety of major department stores, specialty stores, sporting goods stores, and catalog operations, and better mass merchandisers representing approximately 300 separate customers throughout the United States and Canada. Additionally, the Company has licensed or sold certain of its designs to ELLE licensees in Asia and Europe.

         ELLE Magazine has been published for more than 50 years and is one of the best selling fashion magazines in the world. ELLE Magazine is currently published in 28 editions worldwide with an estimated paid circulation of over 900,000 in the United States.

PRODUCTS

         The Company's line of products consists of activewear and, to a lesser extent, swimwear that is targeted towards women with a youthful attitude and active lifestyle. In particular, the Company's ELLE Products are designed and marketed with a goal of achieving a high level of brand name recognition and satisfying consumer desires for a high quality, fairly priced product. The Company performs extensive market research in attempting to provide its retail customers and consumers with functionality along with the most desirable styles, color schemes and fabrics. The Company also designs, sources and distributes high-quality private label lifestyle apparel, including activewear, and swimwear. The Company offers three seasons of activewear (Spring-Summer, Fall and Holiday Resort). The Company is actively pursuing a strategy of developing a balanced and diversified mix of products in order to maximize the brand name recognition of the ELLE Products and appeal to various demographic groups and geographic areas. The Company believes that the target consumers for its products are women aged 25 to 55. The Company's product lines include:

         ELLE ACTIVEWEAR. The Company designs, sources and sells women's activewear for today's active lifestyle under the ELLE7 trademark and logo. The ELLE Products recognize that the active woman has particular demands regarding quality, comfort and style in activewear. The ELLE Products consist of approximately 300 separate products with varying styles and functions. These include fitness apparel and sportswear made of bouclet, nylon, fleece, cotton, Lycra, spandex, and other polyester fabrics with moisture management properties. The ELLE activewear products are designed to feature the ELLE7 trademark and logo, and to focus on the use of appropriate fabric blends to maximize comfort and performance. The retail prices for the ELLE Products generally range from $20 to $95.

         ELLE SWIMWEAR FOR WOMEN. The Company designs, sources and sells women's and girls' swimwear and coverups under the ELLE trademark and logo.
         The ELLE swimwear for women offers fashion oriented swimwear and coverups designed to complement its swimwear. The collection is designed to feature the ELLE trademark when appropriate and to focus on the use of appropriate fabric blends, including those with moisture management, to maximize comfort. The retail prices for the ELLE swimwear products generally range from $24 to $80.

LICENSE AGREEMENT WITH ELLE


         In January 1997, the Company entered into the current ELLE License Agreement under which the Company will have an exclusive license to manufacture, market, distribute and sell licensed products for women under the ELLE trademark in the United States and Canada. The Company's ELLE Products will continue to be distributed in major department and specialty stores, and through new Company-designed Concept Shops which the Company anticipates will be located in major department stores and clothing retailers. The Concept Shops are expected to consist of Company-owned, closely clustered custom displays and fixtures featuring ELLE Products. The Company does not anticipate that the Concept Shops will require the Company to enter into any leases or similar long-term commitments with the retailers.

         The Company's license from ELLE is limited to women's swimwear, swimwear coverups, and activewear collections including clothing suitable for exercising and bearing the ELLE trademark. The ELLE License excludes shoes, scarves, socks, stockings or accessories for ladies bearing the ELLE trademark. In 1996, the Company entered into agreements with ELLE (i) to provide the Company's ELLE Product designs to ELLE's Asian licensing program in exchange for a 0.5% royalty on sales of ELLE Products in Asia and (ii) sold the Company's designs for a fixed fee to ELLE's European licensee. The Company is not obligated to pay royalties to ELLE on these sales.

         The term of the ELLE License ends on December 31, 1999, but is renewable at the option of the Company for three years commencing January 1, 2000, if the Company is not in default under the ELLE License and if the Company has achieved net sales of ELLE Products producing earned royalties to ELLE aggregating at least $1,000,000 for the exercise of the option. The ELLE License may be terminated in whole, or only as to certain ELLE Products, if the Company fails to fulfill its material obligations thereunder (including payments of royalties or other amounts due), fails (beyond the cure period) to use diligent efforts to promote, advertise, manufacture, sell or ship any ELLE Product, or to fill accepted orders for ELLE Products to financially secure purchasers. The ELLE License may also be terminated at ELLE's option if net sales of ELLE Products do not exceed certain minimum levels, or if the Company voluntarily or involuntarily enters into a bankruptcy or similar proceeding. The Company is in compliance with the ELLE License.


         Under the ELLE License, the Company is required to make royalty payments to ELLE of six percent of net sales, subject to minimum annual payments, which increase over the term (as extended) of the ELLE License. The minimum annual royalty payments under the ELLE License aggregate $150,000, $185,000 and $245,000 for 1997, 1998 and 1999, respectively. To date, all required levels have been met or exceeded. Royalty payments are not required with respect to any sales of ELLE Products to ELLE. The Company is also obligated to maintain product quality control, obtain prior approval of designs and standards, and marketing, advertising and distribution programs, and may be required to indemnify ELLE against any losses resulting from alleged defects in the ELLE Products arising out of the Company's performance under the ELLE License or the manufacture, promotion or sale of such products in violation of applicable laws or third-party rights. The ELLE License requires that the Company secure and maintain product liability insurance, which the Company has done. Under and subject to the terms of the ELLE License, ELLE is required to indemnify the Company against any losses arising out of the use of the ELLE7 trademark or the exercise by the Company of its rights under the ELLE License. ELLE also is required, generally, to defend the Company's rights to use the ELLE7 trademark pursuant to the ELLE License. The ELLE License also requires the Company to maintain, during the term thereof, letters of credit in favor of ELLE for an amount equal to the minimum annual amounts due to ELLE under the ELLE License from time to time. The Company is in compliance with this requirement.

CUSTOMERS


         The Company's products are distributed through department stores, specialty stores, sporting goods stores, catalog operations and better mass merchandisers. The Company distributes its products to approximately 300 separate customers in approximately 500 retail locations throughout the United States and Canada. The Company's products are sold in the United States by retailers such as Bloomingdale's, Nordstrom, Cache, Liberty House, and through catalog operations such as Victoria's Secret and specialty retailers such as Ritz Carlton Hotels. During the year ended December 31, 1996, 13% of the Company's net sales were made to IJC By Germaine and 12% of the Company's net sales were made to Cache, Inc. During the nine months ended September 30, 1997, approximately 22%, of the Company's net sales were made to Loehmann's Inc., its largest customer. Additionally, the Company contracts with clothing manufacturers and distributors in Canada to produce and distribute ELLE Products in Canada. The Company is paid the greater of a percentage of the sales generated in Canada or a minimum guaranteed royalty. The percentage of the Company's net sales made in Canada was 0% for the year ended December 31, 1996 and 2.2% for the nine months ended September 31, 1997. The Company's strategy is to expand its network of retailers carrying the Company's products, and is focused on department stores, specialty stores and catalog operations; the terms of the ELLE License prohibit sales to mass merchandisers and outlets without the prior written consent of ELLE.


SALES AND MARKETING

         The Company has implemented a selling strategy that consists of supporting the marketing efforts of senior management with a combination of five in-house personnel and a network of commission-based independent sales representatives. Representatives are provided an exclusive geographical territory, and are responsible for servicing customers located in that territory, in many instances assisted by the Company's sales personnel. The Company believes that its present independent sales force is adequate, and does not intend to add any additional sales representatives at the present time. The Company works closely with its sales representatives to ensure that a consistent and unified image of the Company is projected to its customers. The Company maintains a database of approximately 6,000 prospective retailers who are periodically sent the Company's Activewear and Swimwear catalogs. Since the Company's catalogs do not contain pricing data, store buyers are encouraged to show them to their consumers. The Company cooperates with its customers to gauge promptly which styles are the most popular and to track consumer preferences regarding the Company's products. The Company's products are presented at industry trade shows, including the Women's Wear Daily/Men's Apparel Guild in California ("MAGIC") and the Supershow in Atlanta. The Company usually receives a substantial number of customer orders at or immediately following each of these trade shows. These trade shows also provide the Company with feedback concerning its designs and styles for the upcoming seasons. The Company intends to increase the number of its booths and personnel at trade shows and increase the number of trade shows attended by the Company. The Company periodically advertises its product line directly to consumers in ELLE and other magazines such as Shape and In-Style magazines. The Company also advertises in trade magazines, including Women's Wear Daily and Fashion Reporter. In addition, the Company has developed a promotional website on the Worldwide Web at www.elleactive.com to promote its products. The Company intends to expand its current website to allow customers to click on icons for each piece of clothing in the line and view the garment on a fashion model from multiple angles. It currently is anticipated that every screen will have an "order now" icon that enables the website visitor to immediately purchase the item via a secured credit card service.

DESIGN

         The Company's past, current and future success results in large part from its ability to design products which embody the fashion-forward active lifestyle. The Company's products are designed to feature a coordinated look through incorporating complementary designs in both the activewear and swimwear product lines, as well as through making designs available in a variety of colors. The Company's products and certain of the fabrics from which they are made are designed by an in-house staff of fashion designers. The six person design staff, headed by Lori Dorough Eisenberg, monitors current fashion trends and changes in consumer preferences. Other members of management who are instrumental in the design function meet regularly with the design staff to create, develop and coordinate the seasonal collections. The Company believes that its design staff is known for its distinctive yet casual styling.

SOURCING AND MANUFACTURING

         The Company sources each of its product lines separately based on the individual design, styling and quality specifications of such products. The Company generally arranges through sourcing agents to provide fabric to outside contractors for cutting, assembly and finishing. The Company believes that outsourcing allows it to enhance production flexibility and capacity while substantially reducing capital expenditures and avoiding the costs of managing a large production workforce. During 1996, approximately 98% of the Company's apparel products (as measured by net sales), were manufactured by domestic contractors and approximately 2% of the Company's apparel products were manufactured by foreign contractors, primarily in China. The Company is exploring the possibility of bringing certain functions in-house. However, there can be no assurance that such efforts will be successful.

         The Company employs its own sourcing agents who assist in selecting and overseeing third party contractors, sourcing of fabric and monitoring quotas and other trade regulations. The Company's production staff, including its sourcing agents, oversees all aspects of purchasing and production. The Company separately negotiates with suppliers for the purchase of fabrics, trim and finished goods.

         The Company arranges for the production of its products primarily based on a combination of past sales history, management judgment and orders received. The Company utilizes these factors to estimate production requirements in order to secure necessary fabrics and manufacturing capacity. Because of the greater geographic distances of the Company's foreign manufacturers, the Company generally is required to allow greater lead time for foreign orders than domestic orders.

         As is typical in the apparel industry, the Company does not have any long-term formal arrangements with its contractors or suppliers. The Company believes that its relationships with its contractors and suppliers are good. The Company has experienced only limited difficulty in satisfying its raw materials and finished goods requirements. Although the loss of one or more such contractors or suppliers could have a significant effect on the Company's immediate operating results, the Company believes it could replace such contractors and suppliers without a material adverse effect on the Company.

COMPETITION

         The activewear and swimwear segments of the women's apparel industry are highly competitive. The Company competes with many apparel companies, many of which are larger, more diversified, and have better established brand names and greater resources for designing, developing and marketing their products than the Company. The Company also competes with private-label brands of department stores, including some of the Company's major retail customers, which have increased in recent years.

         Furthermore, the Company's traditional department store customers, which account for a substantial portion of the Company's business, encounter intense competition from so-called "off-price" and discount retailers, mass merchandisers and specialty stores. The Company believes that its ability to increase its present levels of sales will depend on such department stores' ability to maintain their competitive position and the Company's ability to increase its market share of sales to department stores.

PROPERTIES


         The Company's principal executive offices are located in Los Angeles, California, where the Company leases approximately 10,000 square feet. This facility also houses the Company's design, production and merchandising staffs. This space is occupied under a lease expiring in June 1999. The base rental for this lease is $5,250 per month ($6.30 per square foot on an annual basis). The Company also leases a 600 square foot showroom in Los Angeles, California under a lease expiring in May 1999. The base rental for this lease is $1,100 per month ($24.72 per square foot on an annual basis). The Company subleases a 715 square foot showroom in New York City, New York on a month to month basis at a base rental of $3,200.00 per month ($53.71 per square foot on an annual basis). The Company is looking to expand its facilities and is exploring a new lease for 20,000 square feet in Los Angeles and an additional 2,000 square feet of space in New York, although the Company has not entered into any formal agreements for the lease of such facilities.


EMPLOYEES


         As of December 31, 1997, the Company employed 28 full-time employees. None of the Company's employees are covered by a collective bargaining agreement. The Company believes its relationships with its employees to be good.


LEGAL PROCEEDINGS

         There are no material pending legal proceedings to which the Company is a party or to which any of its properties is subject.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


         Upon completion of the Offering, the Board of Directors will consist of [3] members. Within 30 days of the completion of the Offering, the Board of Directors will consist of six directors divided into three classes serving staggered three-year terms. The first annual meeting of stockholders of the Company after the Offering will be held in 1998. Subject to rights pursuant to any employment agreements, officers of the Company serve at the pleasure of the Board of Directors.

         The following table sets forth certain information concerning the directors, director nominees and executive officers of the Company:




NAME                                AGE           POSITION                                          TERM EXPIRES
Morton Dear(1)(2)                   59            Chairman of the Board of Directors nominee         2000
Lawrence A. Dear                    33            Chief Executive Officer, Chief Financial
                                                  Officer, President and Director                    1998
Jon Eisenberg                       31            Vice President of Purchasing/National
                                                  Sales and Director                                 1999
Lori Dorough                        35            Vice President of Design and
Eisenberg                                         Merchandising and Director                         2000
Irving B. Kroll(1)(2)               67            Director nominee                                   1998
Maurice Schoenholz (1)(2)           74            Director nominee                                   1999


---------------------

(1)      Member of the Compensation Committee.

(2)      Member of the Audit Committee.



          MORTON DEAR. Effective with the consummation of the Offering, Mr. Dear will become Chairman of the Board of Directors of the Company. Mr. Dear is the Vice Chairman and Senior Executive Vice President of The Money Store, Inc., a national financial services company (NYSE symbol: MON). From 1983 to August 1997, Mr. Dear was an Executive Vice President, Chief Financial Officer, Secretary and a Director of The Money Store, which he joined in 1973. Mr. Dear is a Certified Public Accountant, a licensed real estate broker and a licensed mortgage banker. He is past Chairman of the Board of Directors of the Easter Seal Society of New Jersey and is on the Advisory Board of Valley National Bank. Mr. Dear is the father of Lawrence A. Dear, the Company's Chief Executive Officer, Chief Financial Officer and President.


          LAWRENCE A. DEAR. Mr. Dear has served as the Chief Executive Officer, Chief Financial Officer and President of the Company since its incorporation in 1995 and was a general partner in the Company's predecessor from 1992 to 1995. From 1989 to 1992, Mr. Dear served in the legal department at The Money Store. Mr. Dear received his J.D. from the University of Miami School of Law in 1989 and his bachelors degree in management from Tulane University in 1986. Mr. Dear is the son of Morton Dear, Chairman of the Board of Directors of the Company.

          JON EISENBERG. Mr. Eisenberg, a co-founder of the Company's predecessor, has served as Vice President of Purchasing/National Sales and a Director of the Company since its incorporation. Mr. Eisenberg received his bachelors degree from Tulane University in 1988. Mr. Eisenberg is the brother-in-law of Lori Dorough Eisenberg, Vice President of Design and Merchandising for the Company.

          LORI DOROUGH EISENBERG. Ms. Eisenberg has been Vice President of Design and Merchandising and a Director of the Company since its incorporation and served in a similar capacity for the Company's predecessor from 1992. Prior to joining the Company, Ms. Eisenberg was a co-founder and owner of Bellafiga, a private label manufacturer of swimwear and sportswear. Ms. Eisenberg is the sister-in-law of Jon Eisenberg, Vice President of Purchasing/National Sales of the Company.


          IRVING B. KROLL. Effective with the consummation of the offering, Mr. Kroll will become a Director of the Company. Mr. Kroll retired as a partner with Kenneth Leventhal & Company (now Ernst & Young LLP), where he was managing partner of the Los Angeles office from 1976 through 1984. He also served as a director of Yes Clothing Co. from February 1995 through October 1996. Mr. Kroll is a certified public accountant.

          MAURICE SCHOENHOLZ. Effective with the consummation of the offering, Mr. Schoenholz will become a Director of the Company. Mr. Schoenholz served as Chairman of the Board of Republic Factors, a subsidiary of Republic New York Corp., from 1978 until his retirement in 1982. Prior to 1977, Mr. Schoenholz was Executive Vice President of United Factors, which was acquired by Crocker Bank in 1977, at which time he became President of Crocker United Factors. Mr. Schoenholz is currently a consultant to Republic Factors and several garment manufacturers.


BOARD OF DIRECTORS

         The Company's Bylaws provide that the Company shall have between three and nine directors with the current number set at six directors. Following the Offering, the Board of Directors of the Company will have three classes of directors. The terms of the first, second and third classes will expire in 1998, 1999 and 2000, respectively. Directors for each class will be chosen for a three-year term upon the expiration of the current class term, beginning in 1998. The staggered terms for directors may effect the stockholders' ability to change control of the Company even where a change in control is in the interest of the stockholders. Directors are elected at the annual meeting of shareholders to serve a three-year term or until a successor is duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors.


         Upon the consummation of the Offering, the Board of Directors will establish an Audit Committee consisting of Messrs. Morton Dear, Kroll and Schoenholz, all of whom are independent directors. The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors.

         Upon the consummation of the Offering, the Board of Directors will establish a Compensation Committee consisting of Messrs. Morton Dear, Kroll and Schoenholz, all of whom are independent directors. The Compensation Committee is responsible for reviewing and approving all compensation arrangements for officers of the Company, and is also responsible for administering the 1998 Stock Incentive Plan.


         The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors is made by the entire Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


         During the fiscal year ended December 31, 1997, the Board of Directors did not have a compensation committee. Compensation was determined by the entire Board of Directors, each of whom also served as an executive officer of the Company during the 1997 fiscal year. No member of the Board of Directors of the Company or its Compensation Committee serves as a member of the board of directors or compensation committee of an entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.


COMPENSATION OF DIRECTORS

         Directors who are employees of the Company receive no compensation for serving on the Board of Directors. Directors who are not employees of the Company receive a fee of approximately $500 per meeting attended for their services. All directors are reimbursed for expenses incurred in connection with attendance at board or committee meetings. In addition, each director not employed by the Company, upon joining the Board of Directors, receives an option to purchase 10,000 shares of Common Stock and an option to purchase an additional 10,000 shares if also elected as Chairman of the Board. These options vest after the first year of service on the Board.

EXECUTIVE COMPENSATION


         The following table sets forth all cash compensation paid or accrued by the Company to its Chief Executive Officer and other executive officers for the fiscal year ended December 31, 1997. No executive officer received compensation exceeding $100,000 during the 1997 fiscal year.





                               ANNUAL COMPENSATION

                                       Fiscal                                     Otehr Annual          All Other
NAME AND PRINCIPAL                      YEAR        SALARY         BONUS          COMPENSATION        COMPENSATION
POSITION

Lawrence A. Dear...............       1997        $54,000            $0                $0                  $0
  Chief Executive Officer,
   Chief Financial Officer
     and President

Jon Eisenberg.....................    1997        $54,000            $0                $0                  $0
  Vice President of
  Purchasing/National Sales

Lori Dorough Eisenberg............    1997        $54,000            $0                $0                  $0
  Vice President of Design
   and Merchandising


------------------------------------------------------------------------------------------------------------------------

EMPLOYMENT AGREEMENTS

         Effective with the closing of the Offering, each of Lawrence A. Dear, Jon Eisenberg and Lori Dorough Eisenberg will enter into an employment agreement with the Company, for terms of five years. Under the terms of the respective employment agreements, the Company will pay Mr. Dear a minimum annual salary of $110,000, Mr. Eisenberg a minimum annual salary of $82,000 and Ms. Dorough Eisenberg a minimum salary of $82,000. Each of the agreements contain non-competition and non-solicitation provisions applicable during the term of employment under the respective agreement and until two years after termination of employment.

         Each of the executive officers of the Company is eligible to receive an incentive under the Company's executive bonus pool. Such cash bonuses will be made at the discretion of the Company based on subjective performance criteria.


1998 STOCK INCENTIVE PLAN

         In ________ 1998, the Board of Directors and the shareholders of the Company approved the 1998 Stock Incentive Plan (the "Stock Incentive Plan") which permits the Company to grant incentive and non-qualified stock options to purchase an aggregate of up to 250,000 shares of Common Stock. The purpose of the Stock Incentive Plan is to foster and promote the financial success of the Company by, among other things, enabling key employees to participate in the long-term growth and financial success of the Company. The Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors, which is composed of three independent directors. Any employee or director of the Company is eligible to receive grants of stock options under the Stock Incentive Plan.


         All stock options granted under the Stock Incentive Plan will have an exercise price per share to be determined by the Compensation Committee, provided that the exercise price per share under each stock option shall not be less than the fair market value of the Common Stock at the time the stock option is granted (110% of such fair market value in the case of incentive stock options granted to a shareholder who owns 10% or more of the Company's Common Stock). The maximum term for all stock options granted under the Stock Incentive Plan is 10 years (5 years in the case of an incentive stock option granted to a shareholder who owns 10% or more of the Company's Common Stock). Stock options granted to the non-employee directors are not intended to qualify as "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended.

         The Board of Directors may at any time terminate, amend or modify the Stock Incentive Plan; provided, however, that no such action of the Board of Directors, without the approval of the shareholders of the Company, may increase the total number of shares of Common Stock which may be issued under the Stock Incentive Plan, decrease the minimum incentive stock option exercise price, extend the period during which options may be granted pursuant to the Stock Incentive Plan, or change the class of individuals eligible to be granted options. No amendment to the Stock Incentive Plan shall, without the consent of an optionee, affect such optionee's rights under an option previously granted.

LIMITATION OF LIABILITY AND INDEMNIFICATION

         Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not personally be liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law, and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

          The Company's Bylaws provide that the Company shall indemnify its directors and officers to the full extent permitted by Delaware law. The Bylaws also authorize the Company to indemnify its employees and agents to the full extent permitted by Delaware law, at the discretion of the Company's Board of Directors. The Company intends to enter into indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS


          In May 1995, the Company entered into the SBA Loan with The Money Store Investment Corporation, a wholly-owned subsidiary of The Money Store, in the principal amount of $250,000. The loan bears interest at the prime rate plus 1.75%, payable monthly. Principal is payable monthly with the balance due in May 2002. The loan is secured by the Company's inventory, property and equipment, an assignment of a stockholder's interest in the Key Man Policy , and the personal guarantees of Lawrence A. Dear, Jon Eisenberg and Lori Dorough Eisenberg. Lawrence Dear, the Company's Chief Executive Officer, Chief Financial Officer and President, was employed by The Money Store prior to joining the Company in 1992; Morton Dear, the Company's Chairman nominee, is Vice Chairman and Senior Executive Vice President of The Money Store. Repayment of the loan is personally guaranteed by each of Lawrence Dear, Lori Dorough Eisenberg and Jon Eisenberg. In addition, the Company maintains the Key Man Policy on Ms. Eisenberg, under which The Money Store is named as beneficiary. The Company believes that the terms of the loan are no less favorable to the Company than could have been obtained from third parties.


          In December 1995, the Company sold $40,000 of finished goods not bearing the ELLE trademark to Lawrence Dear, who later resold the swimwear and remitted the net profits of $36,000 to the Company. This amount was treated as an additional capital contribution to the Company by Lawrence Dear. The Company believes that the amount paid by Lawrence Dear was no less favorable to the Company than could have been obtained from third parties.


          From time to time, the Shareholders have loaned money to the Company. As of September 30, 1997, the amount outstanding was $80,402; such loans (the "Shareholder Loans") generally are due on demand and bear interest at rates ranging from 5.9% to 22.15% per annum. The Company pays the minimum payments due from the Shareholders in connection with the Shareholder Loans. Interest of $18,951, $10,526, and $12,100 was paid during the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997, respectively. The loans are not subordinated to all other indebtedness of the Company. The Company believes that the terms of the loans are no less favorable to the Company than could have been obtained from third parties.

                             PRINCIPAL STOCKHOLDERS


          The following table sets forth certain information as of December 31, 1997 with respect to the beneficial ownership of the Common Stock, and after giving effect to the Offering, by (a) each of the directors of the Company individually, (b) all of the executive officers and directors of the Company as a group and (c) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. Except as otherwise indicated below, the persons referenced below have advised the Company that they have sole voting and investment power with respect to the securities listed as owned by them.




Name and Address of                    Number of Shares                 Percentage of                   Percentage of
BENEFICIAL OWNER(1)                      BENEFICIALLY                      Shares                          Shares
                                            OWNED                      Owned Prior to                  Owned After the
                                                                        THE OFFERING                      OFFERING
OFFICERS, DIRECTORS
 AND DIRECTOR NOMINEES
Morton Dear                                   --                              *                             *
Lawrence A. Dear                           750,000                         50.0%                           30.0%
Jon Eisenberg                              375,000                         25.0                            15.0
Lori Dorough Eisenberg                     375,000                         25.0                            15.0
Irving B. Kroll                               --                              *                             *
Maurice Schoenholz                            --                              *                             *
All directors and executive              1,500,000                        100.0%                          60.0%
officers as a group (6 persons)


-----------------------------

(1) Unless otherwise indicated, the business address of all officers and directors is 3745 Overland Avenue, Los Angeles, California 90034.

*    less than 1%.


                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 15,000,000 shares of Common Stock. As of December 31, 1997, 1,500,000 shares of Common Stock were outstanding.


COMMON STOCK

         Each outstanding share of Common Stock entitles the holder to one vote on all matters requiring a vote of stockholders. Since the Common Stock does not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all the directors of the Company and the holders of the remaining shares would not be able to elect any directors.

         Subject to the rights of holders of any series of preferred stock that may be issued in the future, the holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a voluntary or involuntary liquidation of the Company, all stockholders are entitled to a pro rata distribution of the assets of the Company remaining after payment of claims of creditors and liquidation preferences of any preferred stock. Holders of the Common Stock have no conversion, redemption or sinking fund rights.

PREFERRED STOCK

         The Company is authorized to issue 1,000,000 shares of preferred stock (the "Preferred Stock"). The Board of Directors is authorized to fix the relative rights and preferences of the shares of Preferred Stock, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock, and there are no agreements or understandings for the issuance of any shares of Preferred Stock. Because of its broad discretion with respect to the creation and issuance of Preferred Stock without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of Common Stock and, by issuing shares of Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

TRANSFER AGENT

          The transfer agent for the Common Stock is U.S. Stock Transfer Corporation, Glendale, California.

                         SHARES ELIGIBLE FOR FUTURE SALE


          The Company currently has 1,500,000 shares of Common Stock outstanding and, upon the completion of the Offering will have 2,500,000 shares of Common Stock outstanding. Of such shares, the shares sold in the Offering (other than shares which may be purchased by "affiliates" of the Company) will be freely tradeable without restriction or further registration under the Securities Act. All of the remaining outstanding shares of Common Stock are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act ("Rule 144"), and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144. The Company's executive officers, directors and the Shareholders have agreed not to offer, sell, or otherwise dispose of their shares, with certain limited exceptions, for a period of ____ days after the date of the Offering without the prior written consent of the Underwriter. All of the shares owned by the Shareholders will be freely tradable in the public market upon expiration of such ___ day Underwriter's lockup period, subject to restrictions on the volume, time and manner of sale applicable to affiliates of the Company pursuant to Rule 144.


          In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year from the later of the date such restricted shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (25,000 shares based on the number of shares to be outstanding immediately after the Offering) or the average weekly trading volume in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 also are subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company.

          Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other restrictions, but without regard to the one-year holding period. Restricted shares held by affiliates of the Company eligible for sale in the public market under Rule 144 are subject to the foregoing volume limitations and other restrictions.



          Further, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an affiliate of the Company, and the person was not an affiliate for at least three months prior to the sale, such person would be entitled to sell the shares immediately without regard to volume limitations and the other conditions described above.


          An aggregate of 250,000 shares of Common Stock are available for future option grants and other awards under the 1998 Stock Plan. See "Management C 1998 Stock Incentive Plan." The Company intends to file a registration statement under the Securities Act to register all of the shares of Common Stock reserved for issuance, including shares subject to previously granted options, under the 1998 Stock Plan. Such registration statement is expected to be filed as soon as practicable after the date of this Prospectus and will automatically become effective upon filing. Shares issued under the 1998 Stock Plan after the registration statement is filed may thereafter be sold in the open market, subject, in the case of the various holders, to the Rule 144 volume limitations applicable to affiliates.


          No predictions can be made as to the effect, if any, that open market sales of shares of existing stockholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of Common Stock after the Offering could be adversely affected by future sales of substantial amounts of Common Stock by existing stockholders.

                                  UNDERWRITING

          Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell 1,000,000 shares of Common Stock to the Underwriter. The Underwriter will be obligated to purchase all of such shares of Common Stock if any are purchased.

          The Company has agreed to sell the Common Stock to the Underwriter at a discount of __% of the public Offering Price. The Company has also agreed to pay the Underwriter a non-accountable expense allowance of __% of the gross proceeds of the Offering to be paid at closing, $_____ of which has been advanced to the Underwriter. In the event the Offering is not completed because the Company prevents such completion or breaches any covenant, representation or warranty contained in the Underwriting Agreement, the Underwriter shall be reimbursed for all actual accountable out-of-pocket costs and expenses incident to the performance of the Company's obligations set forth in the Underwriting Agreement, including the accountable expenses of the Underwriter, including legal fees, but in no event to exceed the sum of $_________, less a credit for any amounts previously paid to the Underwriter. In the event the Offering is not completed because the Underwriter prevents its completion (unless such prevention is based upon a breach by the Company of any covenant, representation or warranty contained in the Underwriting Agreement), the Company shall not be liable for the Underwriter's expenses, except that the Underwriter may retain the $______ to the extent that the Underwriter has incurred accountable costs previously paid to it.


         The Common Stock being offered by the Company to the public is being offered at a price of $____ per share as set forth on the cover page of this Prospectus. The Common Stock is offered by the Underwriter subject to receipt and acceptance by it, to the right to reject any order, in whole or in part.


         The Company has granted to the Underwriter an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock at the public Offering Price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriter may exercise this option in whole or, from time to time, in part, solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby.

         The Underwriter has advised that sales to certain dealers may be made at the public Offering Price less a concession not in excess of __% or $___ per share. After the Offering, the public Offering Price and other selling terms may be changed by the Underwriter. The Underwriter does not intend to confirm sales of more than one percent of the shares of Common Stock offered hereby to any accounts over which it exercises discretionary authority.

          Prior to the Offering, there has been no public market for the Common Stock. Consequently, the Offering Price has been determined by negotiations between the Company and the Underwriter. The major factors considered by the Company and the Underwriter in determining the public Offering Price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance and growth rates; the history of, and prospects for, the industry in which the Company operates; an assessment of the Company's management, business potential and earning prospects; the market prices of publicly traded common stocks of comparable companies; and the present state of the Company's development. Based upon their analysis of these factors, all of which are applicable to the Company, the Company and the Underwriter believe that the public Offering Price bears a relationship to the assets, book value and other criteria of value applicable to the Company.

          Although it has no legal obligation to do so, the Underwriter may from time to time act as a marketmaker and otherwise effect transactions in the Company's securities. The Underwriter, if it participates in the market, may be a dominating influence in any market that might develop for any of the Company's securities, and the price and liquidity of the securities may be affected by the degree, if any, of the Underwriter's participation in the market. Such activities, if commenced, may be discontinued at any time or from time to time. See "Risk Factors."

          The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act arising out of, or based upon, any untrue statement or alleged untrue statement of any material fact contained in this Prospectus or the Registration Statement on Form SB-2 of which this Prospectus is a part. Insofar as indemnification for liabilities arising under the Securities Act may be provided to officers, directors or persons controlling the Company, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy and therefore unenforceable.

          As part of the consideration to the Underwriter for its services in connection with the Offering, the Company has agreed to grant to the Underwriter warrants (the "Underwriter's Warrants") to purchase 100,000 shares of Common Stock exercisable for a period of four years, commencing 12 months after the date of the Offering, at an exercise price of $____ per share, subject to certain adjustments. The exercise price of the Underwriter's Warrants was determined by negotiation between the Company and the Underwriter and should not be deemed to reflect any estimate of the intrinsic value of either the Underwriter's Warrants or the underlying Common Stock. The Underwriter's Warrants will contain anti-dilution provisions in the event of any recapitalization, split-ups of shares or certain stock dividends, as well as certain registration rights. The Underwriter's Warrants shall not be transferred, sold, assigned or hypothecated, in part or in whole (other than by will or pursuant to the laws of descent and distribution) except to officers of the Underwriter. Furthermore, if any of the Underwriter's Warrants are transferred after one year following the effective date of the Registration Statement of which this Prospectus forms a part, such warrants shall be exercised immediately upon transfer, and if not exercised immediately upon transfer, and if not exercised immediately upon transfer, such warrants shall lapse. The Company has agreed that, upon the request of the then holder(s) of a majority of the Underwriter's Warrants and the underlying securities, if issued, which were originally issued to the Underwriter or its designees, made at any time within the period commencing one year and ending four years after the effective date of the Registration Statement of which this Prospectus forms a part, the Company will file, at its sole expense, not more than once, a registration statement under the Securities Act, registering or qualifying the shares underlying the Underwriter's Warrants for public sale. The Company has also agreed, with certain limitations, that if at any time within the period commencing one year and ending four years after such effective date, it should file a registration statement with the Commission pursuant to the Securities Act, the Company, at its own expense (other than seller's commissions and the expenses of seller's counsel or others hired by seller), will offer to said holder(s) the opportunity to register or qualify the shares underlying the Underwriter's Warrants. In addition, the Company has agreed to cooperate with the holders of the Underwriter's Warrants and the underlying securities in preparing and signing any other registration statement at the holder's expense not more than once.

          For the life of the Underwriter's Warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the Common Stock which may result in a dilution of the interest of the stockholders. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Underwriter's Warrants are outstanding. At any time when the holders thereof might be expected to exercise them, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided by the Underwriter's Warrants. Any profit realized on the sale of the securities issuable upon the exercise of the Underwriter's Warrants may be deemed additional underwriting compensation. As described above, the Company has granted to the Underwriter certain registration rights with respect to the Underwriter's Warrants and the securities issuable thereunder.

          The Company, its executive officers, directors and present stockholders have agreed with the Underwriter that such stockholders will not publicly sell or otherwise dispose of any of their shares of Common Stock (nor any shares which may be issued upon exercise of options granted to the stockholder) for a period of ___ days from the closing of the Offering without the prior written consent of the Underwriter, which shall not be unreasonably withheld.

          The foregoing is a summary of certain terms of the Underwriting Agreement and Warrant Agreement relating to the Underwriter's Warrants, copies of which were filed with the Commission as exhibits to the Company's Registration Statement on Form SB-2. Reference is hereby made to such exhibits for a detailed description of the provisions thereof as summarized above. See "Additional Information."

          In connection with the Offering, the Underwriter and selling group members (if any) and its affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriter also may create a short position for the account of the Underwriter by selling more Common Stock in connection with the Offering than it is committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. In addition, the Underwriter may impose "penalty bids" under contractual arrangements whereby it may reclaim from a dealer participating in the Offering for its account, the selling concession with respect to the Common Stock that is distributed in the Offering but subsequently purchased for its account in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any is undertaken, may be discontinued at any time.


                                  LEGAL MATTERS

          Certain legal matters in connection with the Offering will be passed on for the Company by Stroock & Stroock & Lavan LLP, Los Angeles, California and for the Underwriters by Sills, Cummis, Zuckerman, Radin, Tischman, Epstein & Gross, Newark, New Jersey.

                                     EXPERTS

          The financial statements as of December 31, 1996 and for each of the two years in the period then ended included in this Prospectus have been audited by Grobstein, Horwath & Company LLP independent auditors, as stated in their reports, which are included and incorporated by reference herein and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

          The Company has filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in such registration statement and the exhibits and schedules thereto. For further information with respect to the Company or such Common Stock, reference is made to such registration statement and the schedules and exhibits filed as part thereof. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to such registration statement. Such registration statement, including exhibits thereto, may be inspected without charge at the Securities and Exchange Commission's principal office at 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of such registration statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


          The Company currently is not a "reporting company" subject to the information and reporting requirements of Sections 13(a) or 15(d) of the Exchange Act.

          As a result of this Offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above.


          The Company intends to furnish its shareholders with annual reports containing financial statements audited by independent certified public accountants and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                            FASHION MAG APPAREL, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                      Pages

INDEPENDENT AUDITORS' REPORT                            F-2

BALANCE SHEETS                                          F-3

STATEMENTS OF OPERATIONS                                F-4

STATEMENTS OF STOCKHOLDERS' EQUITY                      F-5

STATEMENTS OF CASH FLOWS                                F-6

NOTES TO FINANCIAL STATEMENTS               F-7 through F-17

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Fashion Mag Apparel, Inc.


We have audited the accompanying balance sheet of Fashion Mag Apparel, Inc. as of December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fashion Mag Apparel, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

                                       GROBSTEIN, HORWATH & COMPANY LLP

Sherman Oaks, California
October 28, 1997


-----------------------------------------------------------------------------------------------------------------------------------
                                             FASHION MAG APPAREL, INC.
                                                  BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------------------

                                                        ASSETS

                                                    December 31,      September 30,      Pro Forma Adjustment     Pro Forma Equity
                                                        1996               1997          Adjustment               September 30, 1997
                                                                      (Unaudited)        (Unaudited Note 1)       (Unaudited
Current Assets
   Cash                                            $        925       $      7,785
   Due from factor                                           --            135,052
   Accounts receivable, non-factored, net of             13,425             61,554
   allowance for doubtful accounts
   Inventories                                          839,838            905,959
   Deferred offering costs                                   --            101,598
                                                      ---------          ---------
   Total Current Assets                                 854,188           1,211,948
   PROPERTY AND EQUIPMENT, at cost,
   net of accumulated depreciation                       76,853              74,188

OTHER ASSETS                                             10,911              10,911
                                                        -------            ---------
TOTAL ASSETS                                         $  941,952         $  1,297,047
                                                     ==========          ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
   Accounts payable and accrued expenses              $  226,006         $  293,517
   Accrued salaries                                       61,113            181,105
   Accrued royalties                                      18,455             19,089
   Due to factor                                           6,853             --
   Customer deposits                                      37,826             74,682
   Income taxes payable                                    1,268              2,200
   Current portion of notes and contracts payable         20,259             35,130
   Loans payable to stockholders                         127,397             80,402
                                                         -------            -------
   Total Current Liabilities                             499,177            686,125
                                                         -------            -------
   LONG-TERM DEBT
   Notes and contracts payable, net of current           275,261            246,671
                                                         -------            -------
COMMITMENTS
STOCKHOLDERS' EQUITY
   Preferred Stock, Par value $0.01 per share;               --                  --
      1,000,000 shares authorized;
      no shares issued and outstanding
   Common stock, par value $0.01 per share;
      15,000,000 shares authorized;                       15,000             15,000                                  15,000
      1,500,000 shares issued and outstanding
   Additional paid-in capital                            133,168            185,126        185,126
   Retained Earnings                                      19,346            164,125        164,125
                                                       ---------         ----------        -------                 --------
   Total Stockholders' Equity                            167,514            364,251       $349,251                 $ 15,000
                                                       ---------         ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $  941,952         $1,297,047
                                                      ==========         ==========

                    See Accompanying Notes to Financial Statements


-------------------------------------------------------------------------------------------------------------------
                                             FASHION MAG APPAREL, INC.
                                             STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------
                                                       YEAR ENDED                               Nine Months Ended
                                                      DECEMBER 31,                               SEPTEMBER 30,
                                                     1995                    1996                    1996                 1997
                                                                                                 (UNAUDITED)          (UNAUDITED)
NET SALES                                         $2,016,930              $3,072,108              $2,650,425           $2,448,336
COST OF SALES                                      1,435,718               1,846,862               1,603,041            1,362,765
                                                   ---------               ---------               ---------            ---------
GROSS PROFIT                                         581,212               1,225,246               1,047,384            1,085,571
                                                  ----------               ---------              ----------            ---------
OPERATING EXPENSES
  Selling & shipping                                 302,892                 497,183                 388,786              403,295
  General & administrative                           365,217                 443,837                 287,742              472,737
  Interest                                            53,021                  57,838                  54,388               61,760
                                                  ----------              ----------              ----------           ----------
TOTAL OPERATING                                      721,130                 998,858                 730,916              937,792
                                                  ----------                                      ----------           ----------
EXPENSES
INCOME (LOSS)                                      (139,918)                 226,388                 316,468              147,779
BEFORE PROVISION
FOR INCOME TAXES ROVISION FOR                           800                   2,068                   2,068                3,000
                                                  ----------              ----------              ----------           ----------
INCOME TAXES
NET INCOME (LOSS)                               $  (140,718)              $  224,320              $  314,400           $  144,779
                                                 ===========               =========               =========            =========
PRO FORMA EFFECTS ON NET INCOME
(LOSS) AND EARNINGS
(LOSS) PER SHARE
HAD THE  COMPANY BEEN TAXABLE AS A
REGULAR CORPORATION

PRO FORMA NET                                    $ (140,718)              $  199,087              $  277,683              $   98,512
INCOME (LOSS)                                     ==========               =========               =========               =========

PRO FORMA EARNINGS                             $      (0.09)              $     0.13              $     0.19              $     0.07
(LOSS) PER SHARE                                ============               =========               =========               =========

WEIGHTED AVERAGE                                   1,500,000               1,500,000               1,500,000               1,500,000
NUMBER OF SHARES                                   =========               =========               =========               =========
OUTSTANDING

                    See Accompanying Notes to Financial Statements



-------------------------------------------------------------------------------------------------------------------
                                             FASHION MAG APPAREL, INC.
                                        STATEMENTS OF STOCKHOLDERS' EQUITY
                                      YEARS ENDED DECEMBER 31, 1995 AND 1996
                                   AND THE NINE MONTHS ENDED SEPTEMBER 30, 1997 (unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                     COMMON STOCK                    Paid-In            Retained
                                               SHARES              AMOUNT             CAPITAL            EARNING        TOTAL
BALANCE, January 1, 1995                     1,500,000        $    15,000            $83,168          $     --         $98,168
   Capital contribution                          --                   --              50,000                --          50,000
   Net loss - year
   ended December 31, 1995                       --                   --                  --          (140,718)        (140,718)
                                            ------------         ------------        ------------     ---------        ---------

BALANCE, December 31, 1995                   1,500,000             15,000            133,168          (140,718)           7,450

   Dividend distribution                         --                   --                  --           (64,256)         (64,256)
   Net income - year
   ended December 31, 1996                       --                   --                  --           244,320          244,320
                                            ------------         ------------        ------------     -------          -------

BALANCE, December 31, 1996                   1,500,000             15,000            133,168            19,346          167,514

   Capital contribution (unaudited)              --                   --              51,958              --             51,958
   Net income - nine months
   ended September 30, 1997
   (unaudited)                                   --                  --                  --            144,779          144,779
                                          ------------        ------------        ------------        -------          -------
BALANCE, September 30,1997 (unaudited)       1,500,000        $    15,000         $  185,126        $  164,125       $  364,251
                                             =========             ======            =======           =======          =======

                    See Accompanying Notes to Financial Statements



-------------------------------------------------------------------------------------------------------------------
                                             FASHION MAG APPAREL, INC.
                                             STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------
                                                              Years Ended                  Nine Months Ended
                                                              December 31,                    September 30,
                                                        1995                  1996          1996                1996
                                                        ----                  ----          ----                ----
OPERATING ACTIVITIES
 Net income (loss)                                   $ (140,718)           $  224,320   $  314,400            $  144,779
 Adjustments to reconcile net income (loss)
  to net cash provided by (used in)                                                            --                    --
  operating activities:
   Allowance for doubtful accounts                       10,090                62,555       10,910               (19,645)
     and open credits
   Depreciation                                           7,316                13,426       10,069                15,921
   Sources (uses) of cash from changes in
    operating assets and liabilities:
      Factor and other accounts receivable              (99,856)               88,708       30,706              (190,442)
      Inventories                                       109,673              (393,815)    (172,472)              (66,121)
      Prepaid expenses                                      --                    --       (10,911)                   --
      Accrued salaries                                   42,405                 6,256      (37,889)              120,992
      Accrued royalties                                 (41,608)              (14,937)      (2,698)                  634
      Customer Deposits                                     --                 37,826       38,396                36,856
      Income taxes payable                                  --                  1,268        1,268                   932
                                                     --------------        ----------     --------              --------
NET CASH PROVIDED BY (USED IN)                         (223,771)              108,381      189,881               110,437
OPERATING ACTIVITIES                                  ------------         -----------     --------            ----------

INVESTING ACTIVITIES
 Expenditures for property and equipment                  (5,580)            (64,163)      (63,606)             (13,256)
 (Increase) decrease in other assets                       1,398              (4,209)       6,702                  --
                                                     -------------         ----------     -------                ------
NET CASH PROVIDED BY (USED IN)
INVESTING ACTIVITIES                                      (4,182)            (68,372)      (56,904)             (13,256)
                                                     -------------         ----------     ---------            ---------

FINANCING ACTIVITIES
 Increase (decrease) in cash overdraft                     36,036            (36,036)      (36,036)                  --
 Proceeds from (payment to) factor                         24,471            (33,666)     (106,128)              20,033
 Proceeds from (payments on) loans
  payable to stockholders                                 (81,441)            48,241       (39,622)               4,963
 Proceeds from notes and contracts payable                250,000             53,916        50,633                  --
 Payments on notes and contracts payable                   (1,113)            (7,283)         --                (13,719)
Deferred offering costs                                       --                 --           --               (101,598)
Dividend distribution                                         --             (64,256)         --                    --
                                                     -------------         ----------    ----------            --------
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                      227,953            (39,084)       65,892              (15,609)
                                                      -----------        -------------    ----------            ---------
INCREASE IN CASH                                           --                     925         1,824                6,860

BEGINNING CASH                                             --                   --             --                    925
                                                     --------------       -----------    -----------           ---------
ENDING CASH                                          $     --             $       925   $     1,824           $    7,785
                                                      =============        ==========    ==========            =========

                    See Accompanying Notes to Financial Statements


-----------------------------------------------------------------------------
                            FASHION MAG APPAREL, INC.
                          NOTES TO FINANCIAL STATEMENTS

   NOTE 1 - Business Activity and Summary of Significant Accounting Policies

         FORMATION AND BUSINESS ACTIVITY
         Fashion Mag Apparel, Inc. (the Company), was incorporated in Delaware on September 30, 1997, as the successor to T.K. Mab, Inc., (a California Corporation), which commenced operations on January 1, 1995. T.K. Mab, Inc. was the successor to T.K. Mab (a California General Partnership), which commenced operations on January 1, 1992.

         The Company designs, sources, markets and distributes women's activewear and swimwear in the United States and Canada under an exclusive license using the ELLE7 trademark and, to a lesser extent, under private labeling arrangements.

         USE OF ESTIMATES
         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         UNAUDITED INTERIM FINANCIAL STATEMENTS In the opinion of management, the unaudited interim financial statements as of September 30, 1997 and for the nine month period ended September 30, 1996 and 1997 are presented on a basis consistent with the audited annual financial statements and reflect all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results of such periods. The results of operations for the interim period ended September 30, 1997 are not necessarily indicative of the results to be expected for the year ending December 31, 1997.

         FINANCIAL INSTRUMENTS AND RISK CONCENTRATION Financial instruments include cash, receivables and debt instruments. The Company considers the carrying amounts in the financial statements to approximate fair value for these financial instruments and their expected realization.

NOTE 1 - BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         FINANCIAL INSTRUMENTS AND RISK CONCENTRATION (CONTINUED) Financial instruments which potentially subject the Company to concentrations of credit risk consist of accounts receivable. Concentrations of credit risk with respect to receivables are limited due to the use of a factor. In addition, the Company maintains an allowance for doubtful accounts with respect to non-factored accounts receivable which, when realized, have been within the range of management's expectations.

         INVENTORIES
         Inventories are stated at the lower of cost, (first-in, first-out method) or market.

         DEPRECIATION
         Depreciation is provided by straight-line and accelerated methods over the estimated useful lives of the related assets, which ranges from five to seven years.

         Based upon management's assessment, the carrying values of property and equipment at December 31, 1996 were not impaired.

         REVENUE RECOGNITION

         The Company recognizes revenue from the sale of merchandise upon shipment. The Company accrues for estimated sales returns and allowances in the period in which the related revenue is recognized.

         INCOME TAXES
         Prior to the planned initial public offering, the Company's stockholders elected to be taxed as an S-corporation. Accordingly, no provision for federal income taxes was provided for the years ended December 31, 1995 and 1996, since the stockholders reported the earnings of the Company on their individual income tax returns. However, the Company was subject to minimum California franchise taxes, based on income.

         The Company's S-corporation status will be terminated upon the effective date of the planned initial public offering and, thereafter, the Company will be taxed as a regular corporation. The pro forma effects on net income and earnings per share had the Company been taxable as a regular corporation since its inception on January 1, 1995 is presented as supplemental information on the Statements of Operations.

NOTE 1 -   BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (CONTINUED)

         INCOME TAXES
         Deferred income taxes have not been material from the Company's inception through September 30, 1997. At the date the Company's income tax status reverts to that of a regular corporation, the Company intends to account for income taxes using an asset and liability approach. Deferred income taxes will be provided for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities.

         EARNINGS PER SHARE
         Earnings per share is based on the weighted average number of shares of common stock outstanding during each period.

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This standard will become effective for the quarter ending December 31, 1997, with earlier application not permitted. Management believes the effect of the new accounting standard will not be significant.

         STOCK-BASED COMPENSATION
         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." Under SFAS 123, a fair value method is used to determine compensation cost for stock options or similar equity instruments. Compensation is measured at the grant date and is recognized over the service or vesting period. The Company intends to adopt this method of accounting for any stock option plans established in conjunction with the Offering.

         PRO FORMA ADJUSTMENT
         The unaudited pro forma equity as of September 30, 1997 gives effect to the proposed distribution to stockholders of $349,251 discussed in
         Note 15. Any adjustment to the proposed distribution for earnings from October 1 through the date of S-Corporation termination has not been reflected.

NOTE 2 -   ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The allowance for doubtful accounts was $22,000 at December 31, 1996 and $22,000 at September 30, 1997 (unaudited).

NOTE 3 -   DUE TO/FROM FACTOR

          The Company sells substantially all accounts receivable to a factor under a continuing contract, cancelable upon written notice. In cases where the factor approves the credit, the account is sold without recourse and the factor assumes all credit risk. In those cases where the factor does not approve the credit, the Company bears the credit risk. The factored receivables for which the Company was at risk were approximately $9,806 and $13,578 at December 31, 1996 and September 30, 1997, (unaudited), respectively. The Company is contingently liable to the factor for merchandise disputes, customer claims and other chargebacks on receivables sold to the factor. All trade accounts receivable are collateral for factor advances.

          Due to/from factor consists of the following:


                                                                         DECEMBER 31,        SEPTEMBER 30,
                                                                            1996                  1997,
                                                                                              (Unaudited)
              Outstanding accounts receivable                          $      259,615        $      401,908
              Advances                                                       (214,823)             (234,856)
              Open credit memos                                               (51,645)              (32,000)
                                                                             --------              --------
                                                                       $       (6,853)       $      135,052
                                                                             ========              ========
              Maximum amount of month-end
              factor advances outstanding                              $      233,000        $      280,000
                                                                              =======              ========
              Average advances based upon
              month-end balances                                       $      131,000        $      197,000
                                                                              =======              ========

NOTE 4 - INVENTORIES

              Inventories consist of the following:
                                                                        DECEMBER 31,           SEPTEMBER 30,
                                                                           1996                      1997
                                                                                               (Unaudited)
                   Piece goods                                         $      140,673        $       21,913
                   Work in process                                            104,311                64,784
                   Finished goods                                             594,854               819,262
                                                                              -------               -------
                                                                       $      839,838        $      905,959
                                                                              =======               =======

NOTE 5 - DEFERRED OFFERING COSTS

         Costs incurred in connection with the Company's current anticipated public offering are deferred and will be charged against stockholders' equity upon the successful completion of the Offering or charged to expense if the Offering is not consummated.

NOTE 6 - PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:

                                                                            DECEMBER 31,       SEPTEMBER 30,
                                                                                 1996              1997
                                                                                                (Unaudited)
                   Office and computer equipment (including
                     $53,916 under capitalized lease)                      $   75,364             $  82,902
                   Furniture and fixtures                                      20,231                25,949
                   Machinery and equipment                                     10,322                10,322
                   Automobile                                                   3,500                 3,500
                                                                              -------             ---------
                                                                              109,417               122,673

                   Less accumulated depreciation (including
                     $3,594 in 1996 and $11,681 in 1997
                     under capitalized lease)                                  (32,564)             (48,485)
                                                                               -------              -------

                                                                               $76,853              $ 74,188
                                                                                ======                ======

         Depreciation expense of property and equipment was $7,316, $13,426, $10,070 and $15,921 for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 (unaudited) and 1997 (unaudited), respectively.

NOTE 7 - NOTES AND CONTRACTS PAYABLE
         Notes and contracts payable consist of the following:

                                                                                              DECEMBER 31,           SEPTEMBER 30,
                                                                                                  1996                    1997
                                                                                                                      (Unaudited)
                   Note payable, guaranteed by the Small Business
                   Administration, secured by inventory, property and equipment, assignment of a stockholder's interest in a life insurance policy, and the principal stockholder's personal guarantees.
                   Interest is payable at prime plus 1.75% per annum (10.0% and
                   10.25% at December 31, 1996 and September 30, 1997). Monthly
                   payments of interest and principal vary with the interest
                   rate and are payable through July 2002                                         $  244,770            $  237,310

                   Equipment lease agreement, accounted for as a capital lease, secured by computer equipment. Payable in aggregate monthly installments of $1,209, including interest at approximately
                   12.83% per annum, through July 2001                                                50,750                44,491
                                                                                                     -------               -------
                                                                                                     295,520               281,801

                   Less current portion                                                              (20,259)              (35,130)
                                                                                                      -------               -------
                                                                                                  $  275,261            $  246,671
                                                                                                     =======               =======

         Maturities of notes and contracts payable are as follows:


                                                                        DECEMBER 31,        SEPTEMBER 30,
                                                                           1996                  1997
                                                                                               (Unaudited)
                  1997                                                   $  27,236               $ 8,895
                  1998                                                      47,087                 47,087
                  1999                                                      65,432                 65,432
                  2000                                                      70,070                 70,070
                  2001                                                      70,309                 70,309
                  Thereafter                                                32,353                 32,353
                                                                            ------                 ------
                                                                           312,487                294,146
                  Less amount representing interest under
                  capital lease obligation                                 (16,967)               (12,345)
                                                                           -------                -------
                                                                         $ 295,520                281,801
                                                                           =======                =======

NOTE 8 - PAYABLE TO STOCKHOLDERS

         In January 1995, the Company assumed $210,597 of the predecessor partnership's obligations to individuals who became stockholders of the Company, as well as to relatives of the stockholders. These amounts were due on demand and bore interest of approximately 10% per annum.

         During the year ended December 31, 1995 and the nine month period ended September 30, 1997 (unaudited), one of the stockholders contributed $50,000 and $51,958, respectively, of indebtedness to capital.

         During the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997 (unaudited), certain stockholders made additional advances to the Company or paid for fabric and other manufacturing costs on behalf of the Company. These advances and costs were due on demand and bore varying interest rates.

         During the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1996 and 1997 (unaudited), interest expense on amounts payable to stockholders or relatives of the stockholders were $18,951, $10,526, $7,895 and $12,100, respectively.

NOTE 9 - COMMITMENTS LEASES
         The Company leases office, warehouse and showroom facilities under two operating leases that require aggregate monthly payments of approximately $6,350. The leases expire on May 31, 1999.

         The Company's principal facility lease contains a three year renewal option. The Company's future minimum lease payments required under noncancelable operating leases with initial or remaining terms in excess of one year were as follows:

                                DECEMBER 31,             SEPTEMBER 30,
                                      1996                   1997
                                                          (Unaudited)

                 1997            $   76,205              $   19,051
                 1998                76,431                  76,431
                 1999                31,915                  31,915
                              -------------                 -------
                                 $  184,551               $ 127,397
                                    =======                 =======

         Lease expense was $56,408, $76,994, $44,158, and $69,731 for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 (unaudited) and 1997 (unaudited), respectively.

         LICENSING AGREEMENT

         In July 1994, the Company entered into a two-year licensing agreement to produce and distribute apparel under the trade name ELLE7. The licensing agreement was subsequently extended through December 31, 1999, defined as the First Renewal Period. The licensing agreement will be automatically renewed through December 31, 2002, the Second Renewal Period, provided the licensor has earned royalties totaling $1,000,000 during the First Renewal Period. In order to earn those royalties, the Company would need to generate $16,700,000 in net sales during the First Renewal Period. The Company has incurred approximately $8,500,000 of net sales from July 1, 1994 through September 30, 1997. If this goal is not achieved, the licensor will consider a renewal no later than 90 days prior to the conclusion of the First Renewal Period.

         The Company's future minimum royalty payments required under the licensing agreement were as follows:

                                DECEMBER 31,                    SEPTEMBER 30,
                                    1996                             1997
                               -------------                     -----------
                                                                (Unaudited)


                  1997             $150,000                        $ 47,000
                  1998              185,000                         185,000
                  1999              245,000                         245,000
                                    -------                         -------
                                   $580,000                        $477,000
                                    =======                         =======


         Royalty expense was $100,924 and $130,390, $100,230, and $102,526 for
         the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 (unaudited) and 1997 (unaudited), respectively.

NOTE 10 - CAPITAL STRUCTURE

         In anticipation of the Company's initial public offering, the accompanying financial statements retroactively present the capital structure as it appears upon the Company's reincorporation in Delaware, giving effect to a 1,500 for 1 stock split, as if it occurred on January 1, 1995.

         The Company is authorized to issue 1,000,000 shares of preferred stock. The rights and privileges of the preferred stock have not been established.

         In anticipation of the Company's initial public offering, the Company intends to establish the 1998 Stock Incentive Plan which permits the Company to grant incentive and non-qualified stock options to purchase an aggregate of up to 10% of the outstanding shares of common stock. No options were granted as of December 31, 1996 or September 30, 1997.

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure." This standard will become effective for the quarter ended December 31, 1997. Management believes the effect of the new disclosure standard will not be significant, as the Company is already required to provide such disclosures.

NOTE 11 - MAJOR PRODUCTS AND CUSTOMERS

         Net sales of ELLE trademark products accounted for approximately 80%, 66%, 66% and 70% of the Company's net sales for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 (unaudited) and 1997 (unaudited), respectively.

         Customers comprising 10% or greater of the Company's net sales are summarized as follows:

                                 YEARS ENDED               NINE MONTHS ENDED
                                 DECEMBER 31,                SEPTEMBER 30,
                              1995        1996           1996             1997
                                                      (Unaudited)    (Unaudited)

         Ross Stores Inc.      12%         --              --               --
         IJC By Germaine       --         13%              13%              --
         Cache, Inc.           --         12%              12%              --
         Loehmann's Inc.       --         --               --               22%

NOTE 12 - MAJOR SUPPLIERS

         Fabric suppliers comprising 10% or greater of the Company's purchases are summarized as follows:

                                 YEARS ENDED                NINE MONTHS ENDED
                                 DECEMBER 31,                SEPTEMBER 30,
                             1995            1996         1996          1997
                                                       (Unaudited)   (Unaudited)

         Knitex, Inc.         35%             39%         39%             52%
         Classic Textiles     --              --          --              25%
         C.I.A., Inc.         17%             --          --              --

NOTE 13 - RELATED PARTY TRANSACTIONS

         In December 1995, the Company sold $40,000 of finished goods to Lawrence Dear, one of the stockholders. Lawrence Dear later resold the finished goods and remitted the net profits of $36,000 to the Company as additional paid-in Capital.

NOTE 14 -         SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NONCASH
                  INVESTING AND FINANCING ACTIVITIES


                                                              YEAR ENDED                          Nine Months Ended
                                                              DECEMBER 31                            SEPTEMBER 30

                                                      1995                1996                 1996                   1997
                                                      ----                ----                 ----                   ----
Cash paid for interest                             $ 89,390             $ 79,218             $ 75,768                 $ 59,064
                                                     ======               ======               ======                   ======
Cash paid for income taxes                            $ 800                $ 800                $ 800                  $ 2,068
                                                        ===                  ===                  ===                    =====

Upon the formation of the Company on  January
1, 1995, the following net assets  were
contributed by the stockholders in
exchange for common stock:

Accounts receivable, net                            $ 3,498
of $1,000 allowance for
doubtful account

Due from factor                                      55,376
Inventories                                         555,696

Other assets                                         35,953
Accounts payable and                              (341,758)
accrued expenses

Due to stockholders and                           (210,597)
related parties                                    --------

Net Assets                                         $ 98,168
                                                     ======
Contribution to capital                            $ 50,000                --                   --               $ 51,958
                                                     ======                                                        ======
of amounts due to stockholders


NOTE 15 - PROPOSED PUBLIC OFFERING

              The Company has entered into a letter of intent with an underwriter to sell the Company's Common Stock in a public offering. Upon a registration statement being declared effective, 1,000,000 shares are anticipated to be sold.

              Before the closing of the Company's initial public offering, the Company intends to declare and pay dividends to the stockholders equal to $349,251 plus an amount equal to the Company's net income from October 1, 1997 through the date the Company's election to be taxed as an S Corporation is terminated.

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied on as having been authorized by the Company or by the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of this Prospectus.

                   TABLE OF CONTENTS
                                                 PAGE

Prospectus Summary...............................
Risk Factors.....................................
Use of Proceeds..................................
Termination of S Corporation Status..............
Dilution.........................................
Capitalization...................................
Selected Financial Data..........................
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations..................................
Business.........................................
Management.......................................
Certain Transactions.............................
Principal Stockholders...........................
Description of Capital Stock.....................
Shares Eligible for Future Sale
Underwriting.....................................
Legal Matters....................................
Experts..........................................
Additional Information...........................
Financial Statements Index.......................F-1


          Until _______, 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                1,000,000 SHARES

                                  FASHION MAG
                                 APPAREL, INC.

                               ------------------
                                   PROSPECTUS
                               ------------------

                                ----------, 1998

                              STRASBOURGER PEARSON
                                  TULCIN WOLFF
                                  INCORPORATED
                                   61 BROADWAY
                            NEW YORK, NEW YORK 10006

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES,OF ISSUANCE AND DISTRIBUTION


         The following table sets forth costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ SmallCap Market listing application fee.


         ITEM


 Securities and Exchange Commission Registration Fee.....      $   1,697.00
 NASD filing fee ........................................            674.24
 Nasdaq SmallCap Market listing application fee..........          6,000.00
 Blue Sky fees and expenses .............................         15,000.00
 Printing and engraving expenses.........................         75,000.00
 Legal fees and expenses ................................        150,000.00
 Accounting fees and expenses............................         90,000.00
 Transfer Agent and Registrar fees.......................          1,100.00
 Directors and officers liability insurance..............         25,000.00
 Miscellaneous...........................................         10.528.76
                                                                 ----------
      Total..............................................       $375,000.00
                                                                 ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Subsection (a) of Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.


         Article 33 of the Registrant's Bylaws provides, in substance, for the indemnification of directors and officers of the Registrant to the fullest extent permitted by Delaware law. The Registrant intends to obtain an insurance policy in the amount of $2,000,000 in respect of potential liabilities of its officers and directors, including potential liabilities under the Securities Act.


         The Registrant refers to the indemnification provisions in the employment agreements filed as Exhibits 10.1 through 10.3 to this Registration Statement, which provide for indemnification by the Company of certain officers and directors of the Registrant against certain liabilities in connection with the Offering, including liabilities under the Securities Act.

         The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

         See Item 17 of this Registration Statement regarding the opinion of the Securities and Exchange Commission as to indemnification for liabilities arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


          On January 9, 1995 an aggregate 1,000 shares of Common Stock of the Company's predecessor were issued to the shareholders thereof (Lawrence A. Dear, Lori Dorough Eisenberg and Jon Eisenberg), for $100 in cash. The issuance of such shares was effected in reliance upon an exemption from registration under
Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. On September 30, 1997, in connection with the organization of the Company, an aggregate of 4 shares of Common Stock of the Company were issued the shareholders of the Company in exchange for transferring the predecessor to the Company. On February __, 1998, the shareholders contributed the shares of Common Stock of the predecessor in exchange for 1,499,996 shares of the Company's Common Stock. The issuance of such shares was effected in reliance upon an exemption from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. The issuance of the shares of Common Stock was effected in reliance upon an exemption from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.


         There were no underwriters employed in connection with any of the transactions set forth in Item 15.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (A)      EXHIBITS


                  1.1      Form of Underwriting Agreement.*

                  3.1      Certificate of Incorporation of Registrant.*

                  3.2      Bylaws of Registrant.*

                  4.1      Specimen Common Stock Certificate.*

                  5.1      Opinion of Stroock & Stroock & Lavan LLP.*

                  10.1 Employment Agreement between the Company and Lawrence A. Dear.*

                  10.2 Employment Agreement between the Company and Jon Eisenberg.*

                  10.3 Employment Agreement between the Company and Lori Dorough Eisenberg.*

                  10.4 1998 Stock Incentive Plan and form of agreement thereunder.*

                  10.5 License Agreement dated January 1, 1997 by and between the Company and Hachette Filipacchi Presse.

                  10.6 Lease Agreement dated May 1, 1996 by and between the Company and Evard Realty, Inc.

                  10.7 Factoring Agreement dated June 26, 1995 by and between the Company and Republic Factors Corp.

                  10.8 Note dated May 23, 1995 made by the Company in favor of The Money Store Investment Corporation.*

                  21.1     Subsidiaries of the Registrant.

                  23.1     Consent of Grobstein, Horwath & Company, LLP.

                  23.2 Consent of Stroock & Stroock & Lavan LLP (see exhibit 5.1).*

                  23.3     Consent of Irving B. Kroll.

                  23.4     Consent of Maurice Schoenholz.

                  24.1     Power of Attorney (see page II-4).

-----------------------------------

*        To be filed by amendment

         (B)      FINANCIAL STATEMENT SCHEDULES

                  None.

         Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under Securities Act of 1933, as amended (the "Securities Act"), may be permitted as to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial BONA FIDE offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Fashion Mag Apparel, Inc., a corporation duly organized and existing under the laws of the State of Delaware, has duly caused this Amendment No. 1 to the Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 9th day of March, 1998.


FASHION MAG APPAREL, INC.


                               By /S/ LAWRENCE A. DEAR
                                  Lawrence A. Dear,
                                  President, Chief Executive Officer
                                  and Chief Financial Officer

                                POWER OF ATTORNEY


         Each person whose signature appears below on this Amendment No. 1 to the Registration Statement hereby constitutes and appoints Jon Eisenberg and Lori Dorough Eisenberg, and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Registration Statement (including post-effective amendments and amendments thereto) and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


       SIGNATURE                   Title                         Date




/s/ Morton Dear                 Chairman of the Board        March 9, 1998
       Morton Dear               nominee

/s/ Lawrence A.Dear              President, Chief             March 9, 1998
     Lawrence A. Dear            Executive
                                 Officer, Chief
                                 Financial
                                 Officer and Director

/s/ Lori Dorough Eisenberg      Vice President of            March 9 , 1998
  Lori Dorough Eisenberg         Design
                                 and Merchandising and
                                 Director

/s/ Jon Eisenberg                Vice President of            March 9, 1998
      Jon Eisenberg              Purchasing/National
                                 Sales and Director

 EXHIBIT                        DESCRIPTION

1.1     Form of Underwriting Agreement*

3.1     Certificate of Incorporation of Registrant*

3.2     Bylaws of Registrant*

4.1     Specimen Common Stock Certificate*

5.1     Opinion of Stroock & Stroock & Lavan LLP*

10.1    Employment Agreement between the Company and
        Lawrence A. Dear*

10.2    Employment Agreement between the Company and
        Jon Eisenberg*

10.3    Employment Agreement between the Company and Lori
        Dorough Eisenberg*

10.4 1998 Stock Incentive Plan and form of agreement thereunder*

10.5 License Agreement dated January 1, 1997 by and between the Company and Hachette Filipacchi Presse

10.6 Lease Agreement dated May 1, 1996 by and between the Company and Evard Realty, Inc.

10.7 Factoring Agreement dated June 26, 1995 by and between the Company and Republic Factors Corp.

10.8 Note dated May 23, 1995 made by the Company in favor of The Money Store Investment Corporation*

21.1    Subsidiaries of the Registrant.

23.1    Consent of Grobstein, Horwath & Company, LLP.

23.2    Consent of Stroock & Stroock & Lavan LLP (see exhibit
        5.1)*

23.3    Consent of Irving B. Kroll

23.4    Consent of Maurice Schoenholz

24.1    Power of Attorney (see page II-4)

-------------------------

*   To be filed by amendment